UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2023

First Light Acquisition Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40789	86-2967193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11110 Sunset Hills Road #2278 Reston, VA	20190
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 503-9255

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	FLAGU	NYSE American LLC
Class A common stock, par value $0.0001 per share	FLAG	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FLAGW	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company” or “”Calidi”), First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Sponsor”) and Allan Camaisa, in the capacity as the representative of the stockholders to the Company.

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

The proposed Business Combination is expected to be consummated after the required approval by the stockholders of FLAG and the Company and the satisfaction of certain other conditions summarized below.

Merger Agreement

Merger Consideration

At the effective time of the Merger (the “Effective Time”), all shares of Calidi common stock outstanding immediately prior to the Effective Time, with certain exceptions, will be converted into (i) the right to receive shares of FLAG Class A Common Stock, par value $0.0001 per share (“FLAG Class A Common Stock”), and (ii) the contingent right to receive Escalation Shares (as described below).

The aggregate consideration to be paid to the securityholders of the Company (excluding for this purpose Company Options that remain unvested immediately following the Merger) will be based on an equity value of the Company of $250,000,000, subject to adjustment dependent upon (i) the difference in the Company’s “net debt” as of the Effective Time from a target “net debt” amount (the “Net Debt Adjustment”) and (ii) the achievement of certain pre-closing milestones, if any (as described below). As of the Effective Time, each outstanding Company option (whether vested or unvested) will be assumed by FLAG and automatically converted into an option for shares of FLAG common stock.

If, during the period between the execution of the Merger Agreement and the closing of the Transactions (the “Interim Period”), the Company enters into a revenue-generating definitive collaboration or out-license contract involving the Company’s technology (a “Pre-Closing Milestone Contract”), the Merger Consideration will be increased by an amount equal to the aggregate up-front cash payments received by the Company pursuant to any such Pre-Closing Milestone Contracts.

Following the closing of the Transactions (the “Closing”), as additional consideration for the Merger, FLAG will issue shares of FLAG Common Stock (“Escalation Shares”) to each holder of Calidi common stock immediately prior to the Effective Time (a “Company Stockholder”) in accordance with the following terms.

If at any time during the five (5) year period following the Closing (the “Escalation Period”), the last reported sale price of the shares of FLAG Common Stock as reported on NYSE American (or the exchange on which such shares are listed) for a period for any 20 days within any 30 consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), is:

•	greater than or equal to $12.00, each former Company Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of FLAG Class A Common Stock;

•	greater than or equal to $14.00, each former Company Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of FLAG Class A Common Stock;

•	greater than or equal to $16.00, each former Company Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of FLAG Class A Common Stock; and

•	greater than or equal to $18.00, each former Company Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of FLAG Class A Common Stock.

If, during the Escalation Period, there is a change of control pursuant to which FLAG or its stockholders have the right to receive consideration implying a value per share that is equal to or in excess of the above price targets, there will be an acceleration of the Escalation Period at the applicable target price.

To incentivize FLAG public stockholders not to redeem their shares, up to 2 million shares of FLAG Class A Common Stock will be made available to non-redeeming FLAG public stockholders on a pro rata basis, to be earned upon the achievement of the price targets described above (the “Non-Redeeming Continuation Shares”). For example, if a public stockholder owns 10% of the outstanding shares of FLAG Class A Common Stock prior to the redemption deadline, and such holder elects not to redeem its shares resulting in a pro rata release of freely useable cash to FLAG, such holder will be entitled to up to 200,000 shares upon the achievement of the price targets described above.

The Escalation Shares and the Non-Redeeming Continuation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved. While in escrow, the shares will be non-voting.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) authorization to enter into the Merger Agreement, (iii) approvals and consents, (iv) financial statements, (v) capital structure, (vi) undisclosed liabilities, (vii) real property, (viii) litigation and proceedings, (ix) material contracts, (x) taxes, (xi) title to assets, (xii) absence of changes, (xiii) environmental matters, (xiv) employee matters, (xv) licenses and permits, (xvi) compliance with laws (xvii) intellectual property and IT security, (xviii) governmental authorities and consents, (xix) insurance, and (xx) related party transactions. With certain exceptions, the representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses in the ordinary course prior to consummation of the Transactions, (ii) FLAG’s and the Company’s efforts to satisfy conditions to consummation of the Transactions, (iii) FLAG and the Company to cease discussions for alternative transactions, (iv) FLAG to prepare and file a registration statement and a proxy statement (the “Registration Statement”) for the purpose of soliciting proxies from FLAG’s stockholders to vote in favor of certain matters (the “FLAG Stockholder Approval”), including the adoption of the Merger Agreement, approval of the Transactions, the amendment and restatement of FLAG’s certificate of incorporation and certain other matters at a special meeting to be called therefor (the “FLAG Special Meeting”), (v) the Company to convene a special meeting of its stockholders to approve certain matters, including the adoption of the Merger Agreement and approval of the Transactions (the “Company Stockholder Approval”), (vi) the protection of, and access to, confidential information of the parties and (vii) the parties’ efforts to obtain necessary approvals from governmental agencies. Holders of FLAG public stock will have the opportunity, in accordance with FLAG’s organizational documents, to have their shares of FLAG Class A Common Stock redeemed in conjunction with the FLAG stockholder vote on the matters to be approved at the FLAG Special Meeting.

Between the Interim Period, FLAG may enter into agreements with potential investors for equity financing (a “PIPE Investment”) for an aggregate amount of proceeds of up to $40,000,000 at a price and other terms and conditions mutually agreeable to the Company and FLAG, acting in good faith.

During the Interim Period, the Company is permitted to conduct offerings of Company common stock (through SAFEs or otherwise), convertible notes, or Company preferred stock convertible into Company common stock upon the consummation of the Merger, or any combination thereof, on commercially reasonable prices and terms consistent with past practices in an aggregate amount up to $40,000,000 (a “Permitted Company Equity Issuance”).

In the event that the Sponsor is required to transfer its founders shares and/or private placement warrants to incentivize investors in connection with a Permitted Company Equity Issuance, the proceeds of such equity issuance shall be used to satisfy the Minimum Cash Condition (as defined below) (a “Sponsor-Assisted Equity Issuance”).

The proceeds of any Permitted Company Equity Issuances that are not Sponsor-Assisted Equity Issuances will result in an increase in the Merger Consideration by including such proceeds in the definition of “Company Cash” in calculating the Net Debt Adjustment, unless the proceeds are used to pay certain liabilities of the Company, which will result in a corresponding reduction in the amount of Company cash.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies, including, among others: (i) approval by FLAG’s stockholders and the Company’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) FLAG having at least $5,000,001 of net tangible assets as of the closing of the Transactions, (v) appointment of the members of the post-combination board of directors, (vi) shares of FLAG’s common stock being listed on the NYSE American LLC or other stock exchange mutually agreed between FLAG and the Company, (vi) the Registration Statement becoming effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and (vii) customary bringdown conditions.

Additionally, the obligation of the Company to consummate the Transactions is conditioned upon the cash and cash equivalents to be released from the trust account of FLAG (after giving effect to the completion and payment of any redemption) plus the proceeds from any PIPE Investments, plus the proceeds from any Sponsor-Assisted Equity Issuance, less the amount of FLAG’s and the Company’s unpaid expenses, being equal to at least $15,000,000.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Transactions, as follows:

i.	by mutual written consent of FLAG and the Company;

ii.

by either FLAG or the Company if any of the conditions to the closing of the Transactions have not been satisfied or waived by September 14, 2023 (the “Outside Date”), provided that such termination right shall not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the closing of the Transactions to occur on or before the Outside Date;

iii.

by either FLAG or the Company if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

iv.	by either FLAG or the Company following the other party’s uncured breach (subject to certain materiality and notice qualifiers);

v.	by FLAG if there has been an event after the signing of the Merger Agreement that has had a material adverse effect on the Company and its subsidiaries taken as a whole that is continuing and uncured;

vi.	by either FLAG or the Company if the FLAG Special Meeting is held and the FLAG Stockholder Approval is not received;

vii.	by FLAG if the Company Stockholder Approval is not delivered to FLAG within 48 hours following the time at which the Registration Statement is declared effective under the Securities Act;

viii.

by FLAG if more than 5% of the issued and outstanding shares of common stock of the Company as of the Effective Time shall, in the aggregate, be (a) dissenting shares or (b) shares held by stockholders of the Company who, under the provisions of section 92A.380 of the Nevada Revised Statutes, as amended and in effect from time to time, remain entitled to exercise and perfect appraisal rights in respect of such shares; or

ix.

by FLAG if FLAG is required to liquidate for failure to complete a business combination before the time specified in its amended and restated certificate of incorporation, as it may be amended from time to time.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. It is not intended to provide any other factual information about FLAG, the Company, or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in FLAG’s public disclosures.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as exhibit 2.1 hereto.

Related Agreements

Voting and Lock-Up Agreement

In connection with the execution of the Merger Agreement, FLAG entered into the Voting and Lock-Up Agreement (the “Voting and Lock-Up Agreement”) with certain holders of Calidi common stock (each, a “Significant Company holder”). Pursuant to the Voting and Lock-Up Agreement, each Significant Company Holder agreed to, among other things, (a) execute and deliver an irrevocable written consent approving (i) the Merger Agreement, Transaction Agreements and the Transactions (including the Merger) and (ii) any other matters necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement within forty-eight (48) hours following the time the Registration Statement is declared effective and (b) be bound by certain transfer restrictions with respect to the FLAG Class A Common Stock received by them in the Merger following the closing of the Transactions. The foregoing description of the Voting and Lock-Up Agreement is not complete and is qualified in its entirety by reference to the Voting and Lock-Up Agreement, the form of which is filed as exhibit 10.1 hereto.

Sponsor Agreement

In connection with the execution of the Merger Agreement, FLAG, the Company, Sponsor and the other parties thereto entered into the Sponsor Agreement (“Sponsor Agreement”), pursuant to which, among other things, Sponsor, Metric Finance Holdings I, LLC (“Metric”) and the directors and officers of FLAG agreed, among other things, (a) to vote any shares of FLAG’s Common Stock held by such party in favor of the Business Combination proposal and other proposals to be presented to FLAG stockholders at the FLAG Special Meeting, (b) not to redeem any shares of FLAG’s Class A Common Stock or FLAG’s Class B common stock, par value $0.0001 per share (the “FLAG Class B Common Stock” and, together with FLAG’s Class A Common Stock, the “FLAG Common Stock”) in connection with the redemption, (c) to be bound by certain lock-up restrictions with respect to the FLAG Class A Common Stock of each holder from and after the Merger, and (d) to make available certain FLAG Class B Common Stock and private placement warrants of FLAG to incentivize PIPE investors between signing and closing of the Transactions. The foregoing description of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the Sponsor Agreement, which is filed as exhibit 10.2 hereto.

Registration Rights Agreement

In connection with the Transactions, FLAG, the Company, the Sponsor, Metric, the Significant Company Holders and certain other parties thereto agreed to enter into the Registration Rights Agreement (“Registration Rights Agreement”) upon the consummation of the Transactions, pursuant to which, holders and their permitted transferees will have the right to require FLAG immediately following the Merger Agreement (“New Calidi”), at New Calidi’s expense, to (a) file a registration statement in respect of the resale of the FLAG Class A Common Stock that they hold within 30 business days following the closing date of the Transactions and on customary terms for a transaction of this type, and (b) customary registration rights, including demand, piggy-back and shelf registration rights. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Registration Rights Agreement, the form of which is filed as exhibit 10.3 hereto.

Item 7.01	Regulation FD Disclosure.

On January 9, 2023, FLAG and the Company issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated January 9, 2023, that will be used by FLAG with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of FLAG under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, the PIPE Investment proposed to be consummated concurrently with the Business Combination, and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE Investment or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

FLAG intends to file with the SEC the Registration Statement, which will include a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 9, 2023, by and among First Light Acquisition Group, Inc., FLAG Merger Sub, Inc., Calidi Biotherapeutics, Inc., First Light Acquisition Group, LLC and Allan Camaisa.

10.1	Form of Voting and Lock-Up Agreement, dated as of January 9, 2023, by and among First light Acquisition Group, Inc., Calidi Biotherapeutics, Inc. and certain holders of Calidi Biotherapeutics, Inc.

10.2	Sponsor Agreement, dated as of January 9, 2023, by and among First Light Acquisition Group, Inc., Calidi Biotherapeutics, Inc., First Light Acquisition Group, LLC and certain other parties thereto.

10.3	Form of Registration Rights Agreement, by and among First Light Acquisition Group, Inc., Calidi Biotherapeutics, Inc., First Light Acquisition Group, LLC and Metric Finance Holdings I, LLC.

99.1	Press Release of First Light Acquisition Group, Inc., dated January 9, 2023.

99.2	Investor Presentation of FLAG dated January 9, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Light Acquisition Group, Inc.

Dated: January 9, 2023

	By:	/s/ Michael J. Alber
	Name:	Michael J. Alber
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FIRST LIGHT ACQUISITION GROUP, INC.,

as the Purchaser,

FLAG MERGER SUB, INC.

as Merger Sub,

FIRST LIGHT ACQUISITION GROUP, LLC,

in the capacity as the Purchaser Representative,

ALLAN CAMAISA,

in the capacity as the Seller Representative,

and

CALIDI BIOTHERAPEUTICS, INC.,

as the Company,

Dated as of January 9, 2023

ii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting and Lock-Up Agreement
Exhibit B	Form of Sponsor Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of A&R Charter
Exhibit E	Form of A&R Bylaws

iii

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of January 9, 2023 by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Purchaser”), (ii) FLAG Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub” and, collectively with Purchaser, the “Purchaser Parties”), (iii) First Light Acquisition Group, LLC, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”) and (v) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, develops and uses proprietary technology to effectively deliver oncolytic viruses for targeted therapy against difficult-to-treat cancers;

B. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein) and the Escalation Shares, if any, and (ii) the Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by the Purchaser with the result that the Company Options shall be replaced with Assumed Options (as defined herein) and exercisable into shares of Purchaser Common Stock (as defined herein), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Nevada Revised Statutes, as amended and in effect from time to time (“NRS”);

D. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

E. Simultaneously with the execution and delivery of this Agreement, the Significant Company Holders (as defined herein) are executing and delivering a Voting and Lock-Up Agreement, in the form attached as Exhibit A hereto (collectively, the “Voting and Lock-Up Agreements”) sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any required separate class or series votes of Company Preferred Stock (as defined herein));

F. Simultaneously with the execution and delivery of this Agreement, the Sponsor (as defined below), the Purchaser, the Company and certain other parties thereto have entered into a Sponsor Agreement, the form of which is attached as Exhibit B hereto (the “Sponsor Agreement”), which will become effective as of Closing;

G. In connection with the consummation of the Merger, the Purchaser, the Sponsor, the Significant Company Holders and certain other parties thereto will enter into a Registration Rights Agreement, substantially in the form of Exhibit C hereto (the “Registration Rights Agreement”);

H. Prior to the Effective Time, the Purchaser shall (i) subject to obtaining the approval of the Purchaser Stockholder Approval Matters (as defined below), amend and restate the certificate of incorporation of the Purchaser to be substantially in the form of Exhibit D attached hereto (the “A&R Charter”) and (ii) amend and restate the bylaws of the Purchaser to be substantially in the form of Exhibit E attached hereto (the “A&R Bylaws”);

I. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

J. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the NRS, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. Subject to and upon the terms and conditions of this Agreement, the Parties hereto shall cause the Merger to be consummated by filing the Articles of Merger for the merger of Merger Sub with and into the Company in form and substance reasonably acceptable to the Company and the Purchaser (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the applicable provisions of the NRS on the Closing Date (the time of such filing, or such later time as may be specified in the Articles of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment.

(a) For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code (the “Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury

Regulations. The Escalation Shares to be issued to each Company Stockholder and the Purchaser Continuation Shares to be issued to each Non-Redeeming Purchaser Stockholder shall be withheld into an escrow account at Closing to be released to each applicable holder upon the achievement of the First Escalation Achievement Date, Second Escalation Achievement Date, Third Escalation Achievement Date and Fourth Escalation Achievement Date with any remaining Escalation Shares and Purchaser Continuation Shares that have not been so released returned to the Purchaser for cancellation. The shares to be issued into escrow shall be non-voting shares that convert into voting common stock upon the release of such shares from the escrow account. The shares deposited into escrow that have not been released from escrow shall be returned to the Purchaser at the end of the Escalation Period for cancellation.

(b) Immediately following the Merger, the Purchaser shall cause the Surviving Corporation to forward merge with and into a Delaware limited liability company wholly-owned by the Purchaser, with such Delaware limited liability company surviving such merger.

1.5 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Articles of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Articles of Incorporation and Bylaws of the Surviving Corporation, except for the name of the Surviving Corporation in such Articles of Incorporation and Bylaws shall be amended to be “Calidi Biotherapeutics (Nevada), Inc.”

1.6 Directors and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the individuals listed on Schedule 1.6 of the Company Disclosure Schedules, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Pre-Closing Company Convertible Securities Conversion. The Company shall take all actions necessary or appropriate so that, immediately prior to the Closing, all of the Company Convertible Securities, other than Company Options, shall be converted into shares of Company Common Stock in accordance with the terms of the Company’s Organizational Documents or the instruments governing such securities. All the Company Convertible Securities converted into Company Common Stock shall no longer be outstanding, and each holder of such Company Convertible Securities shall thereafter cease to have any rights with respect to such Company Convertible Securities (the “Company Convertible Securities Conversion”).

1.8 Merger Consideration. As consideration for the Merger, the Company Security Holders (with respect to holders of Company Convertible Securities, after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis), excluding for these purposes holders of unvested Company Options, collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to the Merger Consideration, with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.9(b)), (a) a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) 10 (the “Conversion Ratio”) and (b) the contingent right to receive the Escalation Shares in accordance with Section 1.18 (the total portion of the Merger Consideration amount payable to all Company Stockholders in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Stockholder Merger Consideration otherwise payable to Company Stockholders after the Closing is subject to adjustment in accordance with Sections 1.12, 1.13 and 1.14. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.9(d) with such terms and conditions as described in Section 1.9(d).

1.9 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be automatically cancelled and cease to exist and exchanged for the right to receive (i) a number of shares of Purchaser Class A Common Stock equal to the Conversion Ratio and (ii) the contingent right to receive the Escalation Shares in accordance with Section 1.18, in each case in accordance with the terms of this Agreement

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any Subsidiary of the Company immediately prior to the Effective Time (each, an “Excluded Share”), such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d) Company Options. As of the Effective Time, each outstanding Company Option (whether vested or unvested) shall be assumed by the Purchaser and automatically converted into an option for shares of Purchaser Common Stock (each, an “Assumed Option”). The number of vested and unvested Company Options as of such assumption shall be consistent with Section 4.3(b) of the Company Disclosure Schedules. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively, and except for any other terms that are rendered inoperative by the transactions). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio (for the avoidance of doubt, as determined pursuant to Section 1.12); (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio (for the avoidance of doubt, as determined pursuant to Section 1.12); and (iii) be subject to the same vesting schedule as the applicable Company Option. The Purchaser shall take all corporate action reasonably necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(e) Company Actions. Prior to the Effective Time, the Company’s board of directors shall adopt any resolutions and take any actions that are necessary and sufficient to (i) ensure that no Assumed Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or S-3) of the Purchaser, and (ii) cause the Company Equity Plans to terminate as of the Effective Time.

(f) Other Company Convertible Securities. Any other Company Convertible Security other than a Company Option, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.10 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) and distributing the Stockholder Merger Consideration and the Escalation Shares, if any. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration. Subject to the provisions of Section 1.4 of this Agreement, upon the occurrence of any Escalation Achievement Date, the Purchaser shall deposit with the Exchange Agent, to be held in trust, the aggregate number of Escalation Shares payable on the applicable Escalation Payment Date. At the Effective Time, and upon any Escalation Payment Date, the Purchaser shall deliver irrevocable instructions to the Exchange Agent to distribute the Stockholder Merger Consideration or the Escalation Shares, as applicable, to the Company Stockholders, in accordance with the Allocation Schedule. At least two (2) Business Days prior to the Closing Date, the Company shall deliver the Allocation Schedule to the Purchaser and the Exchange Agent. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form to be mutually agreed between the Purchaser and the Company (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration and the Escalation Shares, if any, shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b) Each Company Stockholder shall be entitled to receive (i) its Pro Rata Share of the Stockholder Merger Consideration in respect of the Company Stock represented by its Company Certificate(s) (excluding any Company Securities described in Section 1.9(b) or 1.9(c)), as soon as reasonably practicable after the Effective Time, and (ii) its Pro Rata Share of Escalation Shares, if any, following the occurrence of an applicable Escalation Achievement Date, subject to Section 1.18(d), and subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration and the contingent right to receive Escalation Shares attributable to such Company Certificate.

(c) If any portion of the Stockholder Merger Consideration or Escalation Shares, if any, is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Stockholder Merger Consideration or the Escalation Shares, if any, the Person in whose name such portion of the Stockholder Merger Consideration or the Escalation Shares, if any, is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Voting and Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost

Certificate Affidavit properly delivered in accordance with this Section 1.10(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e) After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.10. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, the Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration and Escalation Shares, if any, made available to the Exchange Agent pursuant to Section 1.10(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration and the Escalation Shares, if any, in accordance with this Section 1.10 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration and the Escalation Shares, if any, in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.11 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.12 Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Net Debt Calculation Statement”) setting forth a good faith calculation of the Company’s estimate of the Net Debt as of the Reference Time, and the resulting Merger Consideration and Per Share Price based on such estimate, in reasonable detail, including the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Net Debt Calculation Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the

Purchaser to review and discuss the Net Debt Calculation Statement and the Company will consider in good faith the Purchaser’s comments to the Net Debt Calculation Statement and make any appropriate adjustments to the Net Debt Calculation Statement prior to the Closing, which adjusted Net Debt Calculation Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Net Debt Calculation Statement for all purposes of this Agreement. The Net Debt Calculation Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.13 Net Debt Adjustment.

(a) The Merger Consideration shall be adjusted as follows to account for the difference between the Net Debt and the Net Debt Target (which in each case the amounts may be a negative number) (the “Net Debt Adjustment”): (i) if the Net Debt is greater than the Net Debt Target, then the Merger Consideration shall be reduced at a rate of one share of Purchaser Common Stock for each increment of $10.00 that the Net Debt is greater than the Net Debt Target; (ii) if the Net Debt is less than the Net Debt Target, then the Merger Consideration shall be increased at a rate of one share of Purchaser Common Stock for each increment of $10.00 that Net Debt is less than the Net Debt Target; provided that if in clauses (i) and (ii) above the absolute value of the adjustment to the Merger Consideration is less than $500,000, then no adjustment will be made to either increase or decrease the Merger Consideration. For the sake of clarity, as an example, if the Net Debt Target is a positive Five Million Dollars ($5,000,000) and the Net Debt is a negative Five Million Dollars ($-5,000,000), then the Net Debt is less than the Net Debt Target by Ten Million Dollars ($10,000,000) and an additional One Million (1,000,000) shares will be added to the Merger Consideration. Any adjustment to the Merger Consideration pursuant to this Section 1.13 shall be in whole shares of Purchaser Common Stock and no adjustment shall be made for any divergence that is in an increment less than $10.00. Until the Adjustment Amount is finally determined under Section 1.14 (the “Adjustment Amount Determination Date”), the Holdback Escrow Agent shall withhold 150,000 shares of Purchaser Common Stock plus one whole share of Purchaser Common Stock for each Company Stockholder (the “Adjustment Amount Holdback”) to be held in an escrow account pursuant to the terms of the Escrow Agreement (the “Holdback Escrow Account”).

(b) At or prior to the Closing, the Purchaser Representative, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Holdback Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company (the “Escrow Agreement”).

1.14 Post-Closing True-up Procedures.

(a) Within forty five (45) days after the Closing Date, the Purchaser’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Net Debt as of the Reference Time, and the resulting Merger Consideration. The Closing Statement shall be prepared, and the Net Debt and the resulting Merger Consideration and Stockholder Merger Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.14(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.14. The Parties acknowledge that any information provided pursuant to this Section 1.14 will be subject to the confidentiality obligations of Section 5.15.

(c) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.14 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.14(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Stockholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.14. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the

Purchaser Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d) For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.14, less (y) the Merger Consideration that was issued at the Closing (including the portions attributable to the Assumed Options) pursuant to the Closing Statement.

(i) If the Adjustment Amount is a positive number in excess of $500,000, then the Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Stockholders an additional number of shares of Purchaser Common Stock equal to (x) the Adjustment Amount, divided by (y) 10, with each Company Stockholder receiving its Pro Rata Share of such additional shares of Purchaser Common Stock and the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, subject to the transfer restrictions set forth the Voting and Lock-Up Agreement.

(ii) If the Adjustment Amount is a negative number in excess of $500,000, then the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to deliver to the Purchaser a number of shares of Purchaser Common Stock with a value equal to the absolute value of the Adjustment Amount (with each share of Purchaser Common Stock valued at $10.00) up to a maximum number of shares constituting the Adjustment Amount Holdback. The Purchaser will promptly cancel any shares of Purchaser Common Stock delivered to it by the Exchange Agent promptly after its receipt thereof and the Purchaser shall not have any further rights to receive additional shares of Purchaser Common Stock from the Company Stockholders. In the event that there are any shares of Purchaser Common Stock remaining in the Holdback Escrow Account following such distribution, the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, subject to the transfer restrictions set forth the Voting and Lock-Up Agreement.

(iii) If the Adjustment Amount is a positive or negative number that is less than or equal to $500,000, then the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, subject to the transfer restrictions set forth the Voting and Lock-Up Agreement.

1.15 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 92A.380 of the NRS (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the NRS. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 92A.380 of the NRS with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the NRS. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration with respect to any Dissenting Shares.

1.16 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Purchaser, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent, their respective Affiliates, and any other withholding agent shall be entitled to deduct and withhold from amounts otherwise issuable or payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of any such issuance or payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be remitted to the applicable Governmental Authority.

1.17 Adjustment to Merger Consideration for Permitted Company Equity Issuance. The Merger Consideration provided for in Section 1.8 of this Agreement shall be increased by the amount of gross proceeds raised by the Company during the Interim Period for any Unassisted Permitted Company Equity Issuance by including such amounts in the definition of Company Cash at the Reference Time in calculating the difference between the Net Debt and the Net Debt Target. In the event that any portion of the gross proceeds from any Unassisted Permitted Company Equity Issuance is used to pay all or any portion of the liabilities set forth on Schedule 1.17, then for purposes of this Section 1.17, the amount of gross proceeds from any Unassisted Permitted Company Equity Issuance that is included in the definition of Company Cash at the Reference Time shall be reduced by a like amount.

1.18 Escalation.

(a) Subject to the provisions of Section 1.4 of this Agreement, following the Closing, and as additional consideration for the Merger and the other Transactions, upon the occurrence of an Escalation Achievement Date (as defined below), the Purchaser shall issue or cause to be issued and released from escrow, in accordance with Section 1.18(d) below, to each Company Stockholder (in accordance with its respective Pro Rata Share), the following shares of Purchaser Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like change or transaction with respect to Purchaser Class A Common Stock occurring on or after the Closing (other than the conversion of the Purchaser Class B Common Stock into Purchaser Common Stock at the Closing), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements:

(i) If, at any time during the five (5)-year period following the Closing (the “Escalation Period”), the Purchaser Trading Price is greater than or equal to $12.00 (the “First Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “First Escalation Shares”).

(ii) If, at any time during the Escalation Period, the Purchaser Trading Price is greater than or equal to $14.00 (the “Second Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “Second Escalation Shares”).

(iii) If, at any time during the Escalation Period, the Purchaser Trading Price is greater than or equal to $16.00 (the “Third Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “Third Escalation Shares”).

(iv) If, at any time during the Escalation Period, the Purchaser Trading Price is greater than or equal to $18.00 (the “Fourth Escalation Achievement Date”, and together with the First Escalation

Achievement Date, the Second Escalation Achievement Date and the Third Escalation Achievement Date, the “Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “Fourth Escalation Shares”, and together with the First Escalation Shares, the Second and Third Escalation Shares, the “Escalation Shares”).

(b) If, during the Escalation Period, there is a Change of Control pursuant to which the Purchaser or its stockholders have the right to receive consideration implying a value per share of Purchaser Class A Common Stock (as agreed in good faith by the Purchaser Representative and the Purchaser’s board of directors) of:

(i) less than $12.00, then this Section 1.18 shall terminate and no Escalation Shares shall be issuable hereunder;

(ii) greater than or equal to $12.00 but less than $14.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 4,500,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder;

(iii) greater than or equal to $14.00 but less than $16.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 9,000,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder;

(iv) greater than or equal to $16.00 but less than $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 13,500,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder; or

(v) greater than or equal to $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 18,000,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder.

(c) For the avoidance of doubt, the Company Stockholders shall be entitled to receive Escalation Shares upon the occurrence of each Escalation Achievement Date; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Company Stockholders be entitled to receive more than an aggregate of 18,000,000 Escalation Shares.

(d) The date on which (i) any Escalation Shares are release from escrow pursuant to this Section 1.18 and (ii) any Purchaser Continuation Shares are release from escrow pursuant to Section 1.19, shall be referred to as an “Escalation Payment Date.” Notwithstanding anything to the contrary in the foregoing, if one or more Escalation Payment Dates shall occur prior to six (6) months following the Closing Date, then such Escalation Payment Date(s) shall be delayed until the date that is six (6) months following the Closing Date.

(e) If the Purchaser is required to pay any tax or penalty as a result of a breach by the Company of its representation and warranty in Section 4.3(c)(v) during a three (3) year period from the Closing, then the number of Escalation Shares shall be reduced by an amount derived by dividing the amount of tax and penalties in U.S. Dollars by 10.

1.19 Purchaser Continuation Shares.

(a) As an incentive for holders of shares of Purchaser Class A Common Stock not to elect to redeem such shares, the Purchaser shall make available an aggregate amount of up to Two Million (2,000,000) shares of

Purchaser Class A Common Stock (the “Purchaser Continuation Shares”) to the holders of Purchaser Class A Common Stock who do not elect to redeem their shares of Purchaser Class A Common Stock pursuant to the Redemption that results in the release of each such holder’s pro rata interest in the Trust Account that is not Restricted Cash (each, a “Non-Redeeming Purchaser Stockholder”). If the aggregate number of Purchaser Continuation Shares released from the escrow referenced in Section 1.4, is less than 2,000,000 shares, the remaining shares shall be returned to the Purchaser for cancellation.

(b) Subject to the provisions of Section 1.4 of this Agreement, following the Closing, upon the occurrence of an Escalation Achievement Date, the Purchaser shall issue, or cause to be issued and release from escrow to each Non-Redeeming Purchaser Stockholder, the following shares of Purchaser Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like change or transaction with respect to Purchaser Class A Common Stock occurring on or after the Closing (other than the conversion of the Purchaser Class B Common Stock into Purchaser Common Stock at the Closing), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements:

(i) Upon the First Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(ii) Upon the Second Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(iii) Upon the Third Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(iv) Upon the Fourth Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(c) If, during the Escalation Period, there is a Change of Control pursuant to which the Purchaser or its stockholders have the right to receive consideration implying a value per share of Purchaser Class A Common Stock (as agreed in good faith by the Purchaser Representative and the Purchaser’s board of directors) of:

(i) less than $12.00, then this Section 1.19 shall terminate and no Purchaser Continuation Shares shall be issuable hereunder;

(ii) greater than or equal to $12.00 but less than $14.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder;

(iii) greater than or equal to $14.00 but less than $16.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 1,000,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder;

(iv) greater than or equal to $16.00 but less than $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser

Stockholder, its Non-Redeeming Pro Rata Share of 1,500,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder; or

(v) greater than or equal to $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 2,000,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder.

(d) For the avoidance of doubt, the Non-Redeeming Purchaser Stockholders shall be entitled to receive Purchaser Continuation Shares upon the occurrence of each Escalation Achievement Date; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Non-Redeeming Purchaser Stockholders be entitled to receive more than an aggregate of 2,000,000 Purchaser Continuation Shares.

ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically, through the exchange of documents via electronic mail or facsimile, on a date and at a time to be agreed upon by the Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.2 Purchaser Closing Statement. At least three (3) Business Days prior to the Purchaser Special Meeting and in any event not earlier than the time that holders of Purchaser Class A Common Stock may no longer elect redemption in accordance with the Redemption, Purchaser shall prepare and deliver to the Company a statement (the “Purchaser Closing Statement”) setting forth in good faith: (i) the aggregate amount of cash in the Trust Account (prior to giving effect to the Redemption) and the PIPE Investment proceeds, if any, to be received by Purchaser prior to the Closing; (ii) the aggregate amount of all payments required to be made in connection with the Redemption; (iii) the aggregate amount of cash in the Trust Account resulting therefrom; (iv) the number of shares of Purchaser Class A Common Stock to be outstanding as of the Closing after giving effect to the Redemption and the issuance of shares of Purchaser Class A Common Stock pursuant to any subscription agreements in connection with the PIPE Investment; and (v) the number of shares of Purchaser Class A Common Stock that may be issued upon the exercise of all Purchaser Warrants issued and outstanding as of the Closing and the exercise prices therefor, in each case, including reasonable supporting detail therefor. The Purchaser Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Purchaser Closing Statement until the Closing, the Purchaser shall (x) cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives and within the Purchaser’s or its Representatives’ possession or control in connection with the Company’s review of the Purchaser Closing Statement and (y) consider in good faith any comments to the Purchaser Closing Statement provided by the Company, which comments the Company shall deliver to Purchaser no less than two (2) Business Days prior to the Closing Date, and the Purchaser shall revise such Purchaser Closing Statement to incorporate any changes Purchaser determines are necessary or appropriate given such comments.

2.3 Company Closing Statement. At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Purchaser a statement (the “Company Closing Statement”) setting forth in good faith as of the Closing Date: (a) the aggregate number of shares of Company Common Stock issued and outstanding; (b) the aggregate number of Company Convertible Securities issued and outstanding (in the case of (a) and (b), prior to giving effect to the Company Convertible Securities Conversion); (c) the aggregate number of shares of Company Common Stock to be outstanding after giving effect to the Company Convertible Securities Conversion; (d) the aggregate number of shares of Company Common Stock underlying Company Options issued and outstanding and the exercise prices therefor; (e) the Company’s calculation of the Per Share Price; and (f) the Company’s calculation of the Conversion Ratio, in each case, including reasonable supporting detail therefor. From and after delivery of the Company Closing Statement until the Closing, the Company shall (x) cooperate with and provide the Purchaser and its Representatives all information reasonably requested by the Purchaser or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with the Purchaser’s review of the Company Closing Statement and (y) consider in good faith any comments to the Company Closing Statement provided by the Purchaser, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are necessary or appropriate given such comments.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, each of the Purchaser Parties represent and warrant to the Company, as of the date hereof as follows:

3.1 Organization and Standing. The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Delaware. Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. Each of the Purchaser Parties has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser Parties are each duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Purchaser has heretofore made available to the Company accurate and complete copies of each of the Purchaser Parties’ Organizational Documents, as currently in effect. Neither of the Purchaser Parties is in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each of the Purchaser Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. Purchaser, as the sole stockholder of Merger Sub, has authorized, or will authorize immediately after the execution of this Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents by and on behalf of Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of each of the Purchaser Parties, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser Parties is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser Parties are a party shall be when delivered, duly and validly executed and delivered by the Purchaser Parties and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser Parties, enforceable against each of the Purchaser Parties in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3 of the Purchaser Disclosure Schedules, no Consent of or with any Governmental Authority, on the part of each of the Purchaser Parties is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser Parties of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE American or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4 of the Purchaser Disclosure Schedules, the execution and delivery by the Purchaser Parties of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby, and compliance by the Purchaser Parties with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of each of the Purchaser Parties’ Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to each of the Purchaser Parties or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser Parties under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser Parties under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on either of the Purchaser Parties.

3.5 Capitalization.

(a) Purchaser is authorized to issue (i) 331,000,000 shares of Purchaser Common Stock, consisting of (A) 300,000,000 shares of Purchaser Class A Common Stock and (B) 30,000,000 shares of Purchaser Class B Common Stock and (ii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a) of the Purchaser Disclosure Schedules. As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b) As of the date of this Agreement, and immediately prior to the Effective Time, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser and Merger Sub has no other authorized, issued or outstanding shares of capital stock. All of the issued and outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Purchaser has any rights with respect to such equity securities of Merger Sub and no such rights will arise by virtue of or in connection with the Merger and the other transactions contemplated by this Agreement. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) of the Purchaser Disclosure Schedules, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of capital stock of Purchaser or Merger Sub or (B) obligating Purchaser or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser or Merger Sub to repurchase, redeem or otherwise acquire any shares of Purchaser or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c) of the Purchaser Disclosure Schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser or Merger Sub is a party with respect to the voting of any shares of Purchaser or Merger Sub.

(d) All Indebtedness of Purchaser and Merger Sub as of the date of this Agreement is disclosed on Schedule 3.5(d) of the Purchaser Disclosure Schedules. No Indebtedness of Purchaser or Merger Sub contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or Merger Sub or (iii) the ability of Purchaser or Merger Sub to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser and Merger Sub, and except as contemplated by this Agreement, neither Purchaser nor Merger Sub has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and each of its board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Class A Common Stock, Purchaser Units and the Purchaser Public Warrants are listed on NYSE American or such other stock exchange, (B) the Purchaser has not received any written deficiency notice from NYSE American or such other stock exchange relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on NYSE American or such other stock exchange and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of NYSE American or such other stock exchange.

(b) The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) The Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business.

(d) The Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial and accounting officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial and accounting officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act.

(e) The Purchaser has established and maintained a system of internal controls sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the Purchaser’s financial statements for external purposes in accordance with GAAP.

3.7 Absence of Certain Changes. The Purchaser has, since its formation and through the date of this Agreement, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this

Agreement) and related activities. From December 31, 2021 through the date of this Agreement, the Purchaser has not been subject to a Material Adverse Effect and has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3.

3.8 Compliance with Laws. Each of the Purchaser Parties is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on it, and neither of the Purchaser Parties has received written notice alleging any violation of applicable Law in any material respect by either of the Purchaser Parties. Except as set forth on Schedule 3.8, since the IPO neither of the Purchaser Parties have received any written communication from any Governmental Authority requesting information or documents relating to any business practice or transaction concerning possible violations of Law that has not been disclosed in the SEC Reports.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10 Taxes and Returns.

(a) Each of the Purchaser Parties has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser Parties file or are required to file a Tax Return. Each of the Purchaser Parties has complied in all material respect with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other proceedings pending against the Purchaser Parties in respect of any Tax, and neither of the Purchaser Parties has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser Parties’ assets, other than Permitted Liens. Neither of the Purchaser Parties has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser Parties for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, neither of the Purchaser Parties has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability Amount or refund.

(c) There is no Action currently pending or threatened against either of the Purchaser Parties by a Governmental Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that it is or may be required to file Tax Returns in such jurisdiction.

(d) Each of the Purchaser Parties has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(e) Neither of the Purchaser Parties has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury regulation section 1.6011-4.

(f) Neither of the Purchaser Parties has any Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). Neither of the Purchaser Parties is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on it with respect to any period following the Closing.

(g) Neither of the Purchaser Parties has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(h) Neither of the Purchaser Parties is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368 of the Code.

3.11 Employees and Employee Benefit Plans. Neither of the Purchaser Parties (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any material Liability under, any Benefit Plans.

3.12 Properties. Neither of the Purchaser Parties own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser Parties do not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”).

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 of the Purchaser Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17 of the Purchaser Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Voting and Lock-Up Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Purchaser Parties Activities. Since its formation Purchaser has not engaged in any activities other than activities relating to the pursuit of a Business Combination and related financing activities and its reporting obligations with the SEC and the applicable stock exchange and Merger Sub has not engaged in any business activities other than as contemplated by this Agreement. Neither Purchaser Party owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person (other than Purchaser’s 100% ownership of Merger Sub) and Merger Sub has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Merger and the other transactions contemplated by this Agreement, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not a party to or bound by any Contract.

3.20 Certain Business Practices.

(a) Neither of the Purchaser Parties, nor any Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of each of the Purchaser Parties, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser Parties or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser Parties are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser Parties with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser Parties or any of its respective directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser Parties is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and neither of the Purchaser Parties has directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.21 Insurance. Schedule 3.21 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). All insurance policies held by each of the Purchaser Parties relating to it or its business, properties, assets, directors, officers and employees are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. All premiums due and payable under all such insurance policies have been timely paid and each of the Purchaser Parties is otherwise in material compliance with the terms of such insurance policies. There have been no insurance claims made by either of the Purchaser Parties. Each of the Purchaser Parties has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.22 Purchaser Trust Account. As of the date hereof, the Trust Account has a balance of $41,679,745. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, cash or cash equivalents and held in trust pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person to any portion of the proceeds in the Trust Account other than as provided therein. Except as provided in the Trust Agreement or as specified in the IPO Prospectus, or related to any redemption in connection with an Extension, prior to the Closing, none of the funds held in the Trust Account may be released.

3.23 No Other Representations. Except for the representations and warranties expressly made by the Purchaser Parties in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of the Purchaser Parties nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to any of the Purchaser Parties, the Purchaser Representative, the Purchaser Securities, the business of the Purchaser Parties, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser Parties hereby expressly disclaim any other representations or warranties, whether implied or made by the Purchaser Parties or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser Parties in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser Parties hereby expressly disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company, the Seller Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company, the Seller Representative or any of their respective Representatives by any Representative of the Purchaser Parties), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser Parties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules dated as of the date of this Agreement, (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date hereof, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the NRS and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 of the Company Disclosure Schedules lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respects. The Company has provided copies of minutes of all meetings of directors and Company Stockholders and all actions by written consent without a meeting by the directors and Company Stockholders since the date of the Company’s incorporation. Such minutes and consents accurately reflect in all material respects all actions by the directors (and any committee of directors) and Company Stockholders with respect to all transactions referred to therein.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the NRS, any other applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the NRS, (iii) directed that this Agreement be submitted to the Company’s Stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting and Lock-Up Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting and Lock-Up Agreements are in full force and effect.

4.3 Capitalization.

(a) As of the date hereof, the Company is authorized to issue (i) 60,000,000 shares of Company Common Stock, 20,701,026 of which shares are issued and outstanding, and (ii) 40,000,000 shares of Company Preferred Stock, 17,263,518 of which shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated, (A) 10,500,000 Founder Preferred Stock and (B) 5,000,000 Series A-1 Preferred Stock which may be issued in one or more series, and (C) 4,000,000 as Series A-2 which may be issued in one or more series, of which 10,402,285 of Founder Preferred Stock, 4,316,400 Series A-1 Preferred Stock, and 2,544,883 Series A-2 Preferred Stock is outstanding. Schedule 4.3(a) of the Company Disclosure Schedules set forth the Company’s authorized and issued shares as of the date of this Agreement. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a) of the Company Disclosure Schedules, along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the NRS.

(b) The Company has reserved 25,500,000 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (x) 23,906,833 of such shares are reserved for issuance upon exercise of currently outstanding Company Options and (y) 1,593,167 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements (including grant notices) used thereunder. All issued and outstanding Company Options have been granted by the Company on the forms of agreements and grant notices described in the preceding sentence. Schedule 4.3(b) of the Company Disclosure Schedules sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date, any vesting schedule (including acceleration triggers), whether incentive stock options or nonqualified stock options, and whether or not subject to Section 409A of the Code). Other than as set forth on Schedule 4.3(b) of the Company Disclosure Schedules, there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized incentive equity, equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b) of the Company Disclosure Schedules, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Common Stock on the applicable grant date, determined in accordance with Section 409A of the Code; (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and (v) no Company Option (whether or not currently outstanding) is or was subject to Section 409A of the Code and the regulations promulgated thereunder.

(d) Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 of the Company Disclosure Schedules sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax Laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4 of the Company Disclosure Schedules, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws and (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Company or materially impair the ability of the Company on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

4.6 Non-Contravention. The execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to be material to any Target Company or materially impair the ability of the Company on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”), and (ii) the consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of September 30, 2022 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the nine months then ended and (iii) once available, the audited financial statements prepared pursuant to Section 5.4(b). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Other than the material weaknesses in the Company’s internal controls over financial reporting identified by the Company’s auditors in connection with the audit of the Company’s Audited Financial Statements, since January 1, 2019, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c) of the Company Disclosure Schedules, which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c) of the Company Disclosure Schedules, no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(d) of the Company Disclosure Schedules, no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

4.8 Absence of Certain Changes. Since December 31, 2020 through the date of this Agreement, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. Except as described on Schedule 4.9 of the Company Disclosure Schedules, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10 of the Company Disclosure Schedules. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11 of the Company Disclosure Schedules, there is no (a) Actions of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2016, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. Since January 1, 2016, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a) of the Company Disclosure Schedules, a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $350,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $350,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $350,000 per year or $700,000 in the aggregate;

(viii) is with any Top Customer or Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $350,000;

(x) is between any Target Company and any directors, officers, employees, consultants or independent contractors of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations in excess of $350,000 (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software; or

(xv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

4.13 Intellectual Property.

(a)

(i) Schedule 4.13(a)(i) of the Company Disclosure Schedules sets forth: (A) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications for each of the foregoing owned or licensed by a Target Company or otherwise used or held for use by a Target Company (“Company Registered IP”), specifying as to each item, as applicable: (1) the nature of the item, including the title, (2) the owner of the item, (3) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (4) the issuance, registration or application numbers and dates; and (B) all material unregistered Owned Intellectual Property. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor.

(ii) Schedule 4.13(a)(ii) of the Company Disclosure Schedules sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company (x) solely and exclusively owns the Owned Intellectual Property and (y) has valid and continuing rights, pursuant to a Company IP License, to use, sell, license, transfer or assign (as the case may be) all other Intellectual Property used in or necessary for the conduct of the business of the Target Companies, in each case of (x) and (y), free and clear of all Liens (other than Permitted Liens).

(iii) Except as set forth on Schedule 4.13(a)(iii) of the Company Disclosure Schedules, all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all material Company Registered IP. All Company Registered IP is valid, subsisting and enforceable, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, Internet Asset, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Company Registered IP in full force and effect.

(b) The Owned Intellectual Property, along with the Licensed Intellectual Property (when used within the scope of the applicable Company IP License), constitutes all of the Intellectual Property necessary and sufficient for the conduct and operation of the respective businesses of the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. No Target Company is party to any Contract that requires a Target Company to assign to any Person any of such Target Company’s rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 4.13(c)) of the Company Disclosure Schedules sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed,

(ii) the licensee under such Outbound IP License and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) Neither the use nor practice of the Owned Intellectual Property, nor the business and operations of any Target Company, has infringed, misappropriated or otherwise violated or currently infringes upon, misappropriates, or otherwise violates any Intellectual Property rights of any Person. With the exception of the ongoing filing or prosecution of any applications to register any Patents, Trademarks, or Copyrights with the applicable Governmental Authorities, no Action is pending or, to the Company’s Knowledge, threatened against a Target Company that either (A) involves a claim of infringement, misappropriation, dilution, use without authorization or other violation by any Person against the Target Companies, or (B) challenges the validity, enforceability, ownership, or use of any Owned Intellectual Property. No Target Company has received any written or, to the Knowledge of the Company, oral, notice, claim or challenge asserting that any of the foregoing may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis for such claim or challenge. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Owned Intellectual Property, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Owned Intellectual Property. No Target Company is currently infringing, misappropriating or otherwise violating, or has, in the past, infringed, misappropriated or otherwise violated any Intellectual Property of any other Person in connection with the ownership, use or license of any Owned Intellectual Property or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third Person in the past six (6) years has infringed, misappropriated or otherwise violated or is currently infringing upon, misappropriating or otherwise violating any Owned Intellectual Property

(e) All employees and independent contractors of a Target Company have, pursuant to valid and enforceable written agreements, (i) presently assigned to the applicable Target Company all of such Person’s rights, titles and interests in and to all Intellectual Property created or developed for such Target Company arising from the services performed for such Target Company by such Persons and all such assignments of Company Registered IP have been recorded; and (ii) agreed to hold all Trade Secrets of the Target Companies in confidence both during and after such Person’s employment or retention, as applicable. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Owned Intellectual Property. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Owned Intellectual Property. The Company has made available to the Purchaser true and complete copies of all written Contracts under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP. No Trade Secret or Company Confidential Information material to the respective businesses of the Target Companies as presently conducted and proposed to be conducted has been authorized to be disclosed or, to the Company’s Knowledge, has actually been disclosed by any Target Company to any former or current employee or any third Person, other than pursuant to a valid, written non-disclosure agreement restricting the disclosure and use thereof.

(f) Each Target Company owns or has a valid right to access and use, pursuant to a written agreement, all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information and functions material to the respective businesses of the Target Companies (the “Company IT Systems”) and all such written agreements that are material to the business of each Target Company has been made available to Purchaser. The Company IT Systems: (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the respective businesses of the Target Companies; and, to the Company’s Knowledge, (ii) do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) materially disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any Company IT Systems.

(g) There have been no failures, crashes, security breaches, unauthorized access to, use or disclosure of or other adverse events or incidents related to Personal Information in any Target Company’s possession or control, or Processed by or on behalf of any Target Company, and no Target Company has provided or been legally required to provide any notice to any Person in connection with an unauthorized disclosure of Personal Information. No notice of claim, charges, investigations or regulatory inquiries related to or alleging the violation of any Privacy Requirements has been received by a Target Company and, to the Knowledge of the Company, there are no facts or circumstances that could form the basis of any such claim, charge, investigation or regulatory inquiry. Each Target Company and, to the Knowledge of the Company, any Person acting for or on behalf of any Target Company, has complied at all times in all material respects with all applicable Privacy Laws and all applicable Contract requirements relating to privacy, data protection, and the collection, Processing and use of Personal Information and such Target Company’s own privacy policies, notices and guidelines (“Privacy Requirements”). To the Company’s Knowledge, the operation of the respective businesses of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(h) Each Target Company has (i) implemented and at all times maintained reasonable and appropriate administrative, technical and organizational safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the applicable Target Company has implemented and maintains the same. Each Target Company has taken commercially reasonable steps to resolve or address any privacy or data security issues or vulnerabilities identified.

(i) The consummation of any of the transactions contemplated by this Agreement will not result in (i) any restriction of a Target Company’s ability to Process any Personal Information in the manner in which the applicable Target Company Processed such Personal Information prior to the Closing, or (ii) material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (A) any Contract providing for the license or other use of Owned Intellectual Property, or (B) any Company IP License. Following the Closing, the Company and Purchaser shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts and under the Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required by Law to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required by Law to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Taxes.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) To the Knowledge of the Company, no Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(1) To the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 of the Company Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. Subject to the Enforceability Exceptions, the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Two Hundred Thousand Dollars ($200,000) is set forth on Schedule 4.16 of the Company Disclosure Schedules, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16 of the Company Disclosure Schedules, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18(a) of the Company Disclosure Schedules, no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and there are no such agreements that pertain to any employee or group of employees of any Target Company. No employees of any Target Company are represented by any union or other labor organization. There are no activities or proceedings of any labor union or other party to organize such employees, make a pending demand for recognition, or file any representation proceedings or petitions seeking a representation proceeding or, to the Knowledge of the Company, threaten to or bring such proceeding with the National Labor Relations Board or other labor relations tribunal. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, lockouts, picketing, work-stoppage, arbitrations or other similar labor activity with respect to any such employees. Schedule 4.18(a) of the Company Disclosure Schedules sets forth all pending, threatened, and unresolved labor controversies (including unresolved grievances, age or other discrimination claims, unfair labor practice charges, and other labor disputes), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons currently or previously employed by or currently providing or who previously provided services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 4.18(b) of the Company Disclosure Schedules, each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, wages and hours, and other Laws relating to discrimination, civil rights, disability, labor relations and collective bargaining, hours of work, meal and rest breaks, paid time off, payment of wages (including minimum wage and overtime), withholdings and deductions, employee classification, independent contractors and consultants, pay equity, child labor, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, or any Person alleging to be a current or former employee that could be brought or filed with any Governmental Authority, relating to any such Law or regulation, alleging breach of any express or implied contract of employment or wrongful termination of employment, or relating to the employment, including any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, or termination of employment or failure to employ by a Target Company, of any individual. No Judgment, consent decree, or arbitration award imposes continuing remedial obligations or otherwise limits or affects any Target Company’s ability to manage its employees, service providers, or job applicants.

(c) Schedule 4.18(c) of the Company Disclosure Schedules sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2021, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2022. Except as set forth on Schedule

4.18(c) of the Company Disclosure Schedules, (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c) of the Company Disclosure Schedules, each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) of the Company Disclosure Schedules contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d) of the Company Disclosure Schedules, all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d) of the Company Disclosure Schedules, each such independent contractor has entered into covenants regarding confidentiality and assignment of inventions and Copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company pursuant to applicable federal and state Laws relating to employee and contractor classification. Except as set forth on Schedule 4.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

(e) Each Target Company has promptly, thoroughly and impartially investigated (to the extent reasonable) all employment discrimination and sexual harassment allegations of, or against, any employee of a Target Company. Each Target Company has taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment with respect to each such allegation with potential merit. No Target Company has incurred, and no circumstances exist under which a Target Company would reasonably be expected to incur, any liability arising from such allegations.

(f) The execution and delivery of this Agreement and the performance of this Agreement do not require any Target Company to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or groups of employees of a Target Company, or any Governmental Authority, with respect to any employee of any Target Company.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) of the Company Disclosure Schedules is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has ever been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the terms of such Company Benefit Plan in any material respect.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) since its adoption and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all non-routine correspondence or other material communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, and no Target Company has ever incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition exists that could be expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee or service provider that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any tax or related interest or penalties incurred by such person, including under Section 409A and 4999 of the Code.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees or service provider of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents (alone or in combination with another event) will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment, funding or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (1) of ERISA.

(i) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Corporation or Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 4.19(k) of the Company Disclosure Schedules. No Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters.

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any

Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21 of the Company Disclosure Schedules, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21 of the Company Disclosure Schedules, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Insurance.

(a) Schedule 4.22(a) of the Company Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

4.23 Certain Business Practices.

(a) No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

(d) Schedule 4.22(b) of the Company Disclosure Schedules identifies each individual insurance claim in excess of $100,000 made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.24 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.25 Top Customers and Suppliers. Schedule 4.25 of the Company Disclosure Schedules lists, by dollar volume received or paid, as applicable, for each of the twelve (12) months ended on December 31, 2020 and December 31, 2021, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge,

no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

4.26 Healthcare Matters.

(a) Except as set forth on Schedule 4.26 of the Company Disclosure Schedules, the analytical and clinical validation studies conducted by or on behalf of or sponsored by the Target Companies, or in which the Target Companies have participated and are intended to be submitted to Healthcare Regulatory Authorities as a basis for product approval or clearance, were and, if still pending, are being conducted by the Target Companies or, to the Knowledge of the Company, on behalf of the Target Companies in all material respects in accordance with the applicable trial protocols and all applicable statutes, rules and regulations of the United States Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which they are subject (collectively, the “Healthcare Regulatory Authorities”), including applicable parts of 21 C.F.R. Parts 50, 54, 56, 58, and 312. The results of such analytical and clinical validation studies presented to Purchaser represent the results of all material studies undertaken by the Target Companies to date and are accurate and complete in all material respects and fairly present the data derived from such studies. The Target Companies have no Knowledge of any other clinical or analytical validation studies the results of which reasonably call into question such results. The Target Companies have operated and are currently in compliance, in each case in all material respects, with all applicable statutes, rules and regulations of the Healthcare Regulatory Authorities. The Target Companies have not received any notices, correspondence or other written or, to the Knowledge of the Company, oral communication from the Healthcare Regulatory Authorities or any other Governmental Authority requiring or threatening to terminate or suspend or place a clinical hold order on, or otherwise delay or materially restrict of any clinical or analytical validation studies of the Target Companies or the results thereof and, to the Company’s Knowledge, there are no reasonable grounds for such action.

(b) Except as set forth on Schedule 4.26 of the Company Disclosure Schedules, the Target Companies have operated and currently are in compliance with all applicable health care Laws, including, (i) the Federal, Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.); (ii) the Public Health Service Act (42 U.S.C. Chapter 6A); (iii) all applicable federal, state, local and all applicable foreign healthcare related fraud and abuse Laws, including the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to healthcare fraud and abuse, including 18 U.S.C. Sections 286 and 287, the healthcare fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Section 1877 of the Social Security Act (42 U.S.C. 1395nn), and the civil monetary penalties law (42 U.S.C. § 1320a-7a); (iv) HIPAA, as amended by the Health Information Technology for Economic Clinical Health Act (42 U.S.C. Section 17921 et seq.); (v) the regulations promulgated pursuant to such Laws; and (vi) any other similar local, state, federal, or foreign Laws (collectively, the “Healthcare Laws”). Neither the Target Companies, nor to the Company’s Knowledge, any of their officers, directors, employees or agents have engaged in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other state or federal healthcare program. The Target Companies have not received written notice or other correspondence of any Action from any Governmental Authority or third party alleging that any product, operation or activity is in violation of any Healthcare Laws, and, to the Company’s Knowledge, no such Action is threatened. The Target Companies are not a party to and does not have any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any Governmental Authority. Neither the Target Companies, nor to the Company’s Knowledge, any of their employees, officers or directors, has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or human clinical research or, to the Knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

(c) Neither the Target Companies nor any of their officers, employees or agents, or, to the Knowledge of the Company, any clinical investigator acting for or on behalf of the Target Companies, has (i) made an untrue statement of a material fact or fraudulent statement to any Healthcare Regulatory Authority or any other Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to any Healthcare Regulatory Authority or any other Governmental Authority, or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Healthcare Regulatory Authority or Governmental Authority. Neither the Target Company nor any of their officers, employees, agents or, to the Knowledge of the Company, any clinical investigator acting for or on behalf of the Target Companies, is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a-7.

4.27 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28 Finders and Brokers. Except as set forth in Schedule 4.28 of the Company Disclosure Schedules, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29 Information Supplied. Subject to the Company’s review of the information as included in such reports and filings described below, none of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser Stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.30 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Company, the Seller Representative, the Company Common Stock, the business of the Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished

(orally or in writing) to either of the Purchaser Parties, the Purchaser Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser Parties, the Purchaser Representative or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.

ARTICLE V

COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2 of the Company Disclosure Schedules, the

Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) or as contemplated by the terms of this Agreement or the Ancillary Documents, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) except for a Permitted Company Equity Issuance, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, except for Indebtedness incurred solely for working capital purposes in an individual or aggregate amount not to exceed $7,500,000, (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $250,000 individually or $500,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not by more than five percent (5%) of any employee’s salary, or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend (excluding the repricing of stock options granted in 2022 to the current fair market value based on a bona fide third party valuation for purposes of Section 409A of the Code obtained promptly following the execution of this Agreement) or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, or hire or fire any employee or individual service provider of a Target Company whose annual base salary exceeds $100,000, except for terminations for death, disability, cause or gross misconduct as reasonably determined by any Target Company, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP, enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are ordinary course contracts not primarily relating to Taxes), request a ruling or similar guidance from any Governmental Authority with respect to any Tax matter, or file any income or other material Tax Return in a manner inconsistent with past practice;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company IP, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, or disclose any Trade Secrets to any Person who has not entered into a valid, written non-disclosure agreement restricting the disclosure and use thereof;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities other than in the ordinary course of business;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) except for Transaction Expenses, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights in an amount in excess of $250,000 individually or $500,000 in the aggregate other than in the ordinary course of business;

(xx) except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.3 of the Purchaser Disclosure Schedules, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any PIPE Investment) or as set forth on Schedule 5.3 of the Purchaser Disclosure Schedules, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) except in connection with the PIPE Investment, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, (B) make a loan or advance to or investment in any third party, or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $3,000,000);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP; enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are ordinary course contracts not primarily relating to Taxes), request a ruling or similar guidance from any Governmental Authority with respect to any Tax matter, or file any income or other material Tax Return in a manner inconsistent with past practice;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xi) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiii) make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xv) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities; or

(xvi) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

(b) The Company shall use its best efforts to deliver to the Purchaser by March 31, 2023, or as promptly as practicable thereafter, audited consolidated financial statements of the Target Companies for the fiscal year ended December 31, 2022, which financial statements shall have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall maintain the listing of the Purchaser Class A Common Stock, Purchaser Units and the Purchaser Public Warrants on the NYSE American or any other stock exchange; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on NYSE American, or the Nasdaq Stock Market, at the election of the Company, only the Purchaser Common Stock and the Purchaser Public Warrants.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) constituting a Business Combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such

Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7 No Trading. Each Party acknowledges and agrees that it is aware, and its Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and NYSE American promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each Party hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or related to its compliance or noncompliance with any Law or Accounting Principles; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and expenses thereof, with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than ten Business Days after the date hereof, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters.

(a) Each of the Parties intends that the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations thereunder. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) At the Closing, the Company shall deliver to Purchaser (a) a certificate in such form as reasonably requested by Purchaser conforming to the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations and (b) a copy of the signed notice contemplated by Section 1.897-2(h)(2) of the Treasury Regulations, which Purchaser shall be entitled to file with the IRS in accordance with such Treasury Regulation.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration and Escalation Shares, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser Stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the shareholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser Stockholders to vote, at a special meeting of Purchaser Stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares as

Merger Consideration and in connection with the PIPE Investment as may be required by the NYSE American), by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE American or such other stock exchange on which the Purchaser Class A Common Stock is listed or quoted, (ii) the approval of the A&R Charter, (iii) the adoption and approval of a new equity incentive plan, in a form to be mutually agreed between Purchaser and the Company (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock (in addition to those for the Assumed Options) equal to 10% of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption) (or such lesser amount as determined by the Post-Closing Purchaser Board at such time), (iv) adoption and approval of a new employee stock purchase plan in a form to be mutually agreed between Purchaser and the Company (the “ESPP”), which will provide for awards of purchase rights for a number of shares of Purchaser Common Stock, with an initial pool of two percent (2%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption, (or such lesser amount as determined by the Post-Closing Purchaser Board at such time), (v) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, (vi) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vi), collectively, the “Purchaser Stockholder Approval Matters”), and (vii) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE American. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser Stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration

Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall cause the Proxy Statement to be mailed to Purchaser Stockholders.

(e) Purchaser shall comply in all material respects with all applicable Laws, any applicable rules and regulations of NYSE American, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

(f) If any tax opinion is required by the SEC or otherwise, or is given in connection with the transactions contemplated by this Agreement, such tax opinion shall be provided by counsel to the Company (and in no event by counsel to the Purchaser). For clarity, a tax opinion by neither Party’s advisors shall be a condition precedent to the Business Combination.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14 Public Announcements. The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a joint press release announcing the execution of this Agreement. The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

5.15 Confidential Information.

(a) The Company and the Seller Representative hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

5.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action to cause the board of directors of the Purchaser as of immediately following the Closing to consist of seven (7) directors (the “Post-Closing Purchaser Board”), who shall be designated as set forth on Schedule 5.17 of the Company Disclosure Schedules. At or prior to the Closing, the Purchaser will provide each director with a customary director indemnification agreement.

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Sub or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser, Merger Sub or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser, Merger Sub or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser, Merger Sub and the Company to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

(c) In the event Purchaser or Merger Sub or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or Merger Sub (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 5.18.

5.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any PIPE Investment, shall first be used to pay (i) the Purchaser’s accrued and unpaid Expenses, including the premiums for the D&O Tail Insurance, (ii) the Purchaser’s deferred Expenses (including cash amounts, if any, payable to the IPO Underwriter and any legal fees) of the IPO, (iii) any loans owed by the Purchaser for any Expenses

(including Extension Expenses) for administrative costs and expenses incurred by or on behalf of the Purchaser, (iv) any other Liabilities of the Purchaser as of the Closing and (v) any unpaid Transaction Expenses of the Company. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20 PIPE Investments. The Parties hereto acknowledge and agree that during the Interim Period, the Purchaser may enter into agreements with potential investors for equity financing (a “PIPE Investment”) for an aggregate amount of proceeds of up to Forty Million Dollars ($40,000,000) at a price and other terms and conditions mutually agreeable to the Company and the Purchaser, acting in good faith, and, if the Purchaser and the Company agree on the price and other terms and conditions of a PIPE Investment, the Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur.

5.21 Milestones. Promptly after the Company’s entry into a Pre-Closing Milestone Contract, the chief executive officer of the Company shall deliver a certificate to Purchaser specifying (i) that the Company has entered into such Pre-Closing Milestone Contract, (ii) the value of such Pre-Closing Milestone Contract, (iii) the amount of the Pre-Closing Milestone Adjustment and (iv) any accompanying details and documentation. The Pre-Closing Milestone Adjustment amount shall be included in the Merger Consideration.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the Purchaser Stockholders at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the Purchaser Stockholders at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents and applicable Law (the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(d) of the Company Disclosure Schedules shall have each been obtained or made.

(e) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) Net Tangible Assets Test. After giving effect to the Redemption and any PIPE Investment, the Purchaser shall have net tangible assets of at least $5,000,001.

(g) Minimum Cash Condition. The Purchaser shall have, other than Restricted Cash, cash and cash equivalents to be released from the Trust Account (after giving effect to the completion and payment of the Redemption) plus the proceeds from the PIPE Investments, if any, plus the proceeds from a Sponsor-Assisted Permitted Company Equity Issuance, if any, less the amount of Purchaser’s and the Company’s unpaid Expenses, equal to at least Fifteen Million U.S. Dollars ($15,000,000).

(h) Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(j) Stock Exchange Listing. The shares of Purchaser Common Stock to be issued as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE American or such other stock exchange as agreed to by the Company and the Purchaser, subject only to the official notice of issuance.

6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Purchaser (i) in Section 3.1 (Organization and Standing), Section 3.2 (Authorization), Section 3.5 (Capitalization) and Section 3.17 (Brokers and Finders) (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except to the extent expressly made as of a specific date, in which case, as of such specific date), (ii) set forth in Section 3.7 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date, and (iii) otherwise contained in this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) as of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except in the case of this clause (ii) for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Voting and Lock-Up Agreement and the Sponsor Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Purchaser Shares of Class B Common Stock and Purchaser Private Warrants. The Sponsor shall have provided documentary evidence, satisfactory to the Company, that it has transferred as incentives to investors in the PIPE Investment or Sponsor-Assisted Permitted Company Equity Issuance, or the Purchaser has cancelled, twenty five percent (25%) of its shares of Purchaser Class B Common Stock and one hundred percent (100%) of its Purchaser Private Warrants without further consideration.

(f) Waiver of Deferred Underwriter’s Compensation. Guggenheim Securities shall have waived all of its right, title and interest in deferred compensation and expenses that the Purchaser would have been obligated to pay from the proceeds in the Trust Account or otherwise.

(g) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

6.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company (i) set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.3 (Capitalization), Section 4.4 (Subsidiaries) Section 4.28 (Finders and Brokers) (collectively, the “Company Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except to the extent expressly made as of a specific date, in which case, as of such specific date), (ii) set forth in Section 4.8 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date, and (iii) otherwise contained in this Agreement (other than the Company Fundamental Representations and Section 4.8) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except in the case of this clause (iii) for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii) LEGAL OPINION. Purchaser shall have received a duly executed opinion from the Company’s local counsel in Germany, in form and substance reasonably satisfactory to the Purchaser, addressed to the Purchaser and dated as of the Closing Date.

(iii) COMPANY CONVERTIBLE SECURITIES. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and cancelled in full all outstanding Company Convertible Securities or commitments therefor other than the Assumed Options.

(e) Resignations. Subject to the requirements of Section 5.17, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(f) Certain Ancillary Agreements. The Voting and Lock-Up Agreement for each Significant Company Holder and the Sponsor Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(g) Appraisal Rights. No more than 5% of the issued and outstanding shares of Company Stock as of the Effective Time shall, in the aggregate, be (a) Dissenting Shares or (b) shares held by Company Stockholders who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares.

(h) Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(f) of the Company Disclosure Schedules shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by September 14, 2023 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser Stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained;

(h) by written notice by the Purchaser to the Company, if the Required Company Stockholder Approval was not delivered to Purchaser on or before 11:59 PM Eastern Time on second Business Day following the day on which the Registration Statement is declared effective under the Securities Act;

(i) by written notice by the Purchaser to the Company, if more than 5% of the issued and outstanding shares of Company Stock as of the Effective Time shall, in the aggregate, be (a) Dissenting Shares or (b) shares held by Company Stockholders who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares; or

(j) by written notice by the Purchaser to the Company, if the Purchaser is required to liquidate for failure to complete a Business Combination before the time specified in its amended and restated certificate of incorporation, as may be amended from time to time.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Subject to Sections 8.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this

Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred and unwaived expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

ARTICLE VIII

WAIVERS AND RELEASES

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of holders of the Purchaser Class A Common Stock (including overallotment shares acquired by the Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to the Purchaser’s Organizational Documents to extend the Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within 12 months after the closing of the IPO, subject to extension by amendment to the Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Purchaser and its Affiliates to induce the Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Purchaser or its Representatives, each of the

Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, the Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event the Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:

First Light Acquisition Group, Inc. 11110 Sunset Hills Road #2278 Reston, VA 20190 Attn: Thomas Vecchiolla Telephone No.: (202) 503-9255 Email: tom.vecchiolla@firstlightacquisition.com	Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attn: Raymond O. Gietz, Frederick S. Green Telephone No.: (202) 310-8000 Email: raymond.gietz@weil.com; Frederick.green@weil.com

If to the Company or the Surviving Corporation, to:	with a copy (which will not constitute notice) to:

Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Attn: Allan Camaisa, Chairman and CEO
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com	Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

If to the Purchaser after the Closing, to:	with a copy (which will not constitute notice) to:

Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Attn: Allan Camaisa, Chairman and CEO
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com	Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

If to the Seller Representative to:	with a copy (which will not constitute notice) to:

Allan J. Camaisa Calidi Biotherapeutics, Inc. 11011 North Torrey Pines Road, Suite 200 La Jolla, CA 92037 Facsimile No.: (858) 794-9605 Telephone No.: (858) 794-9600 Email: acamaisa@calidibio.com	Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4 [Reserved]

9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware, and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Specified Courts”) and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.10 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints First Light Acquisition Group, LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i)) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction; (v) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person, (vi) determining the amount of the consideration payable to Company Stockholders under this Agreement pursuant to Sections 1.13 and 1.14; and (vii) determining whether a breach of the representation and warranty set forth in Section 4.3(c)(v) has occurred and the resulting damages suffered by the Purchaser as a result thereof; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any Company Stockholders shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.15 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Allan J. Camaisa, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative

Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Sections 1.13 and 1.14; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction; (vi) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with its portion of the Merger Consideration; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative and the Purchaser, shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.15 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including the Purchaser Representative, the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder shall have any cause of action against the Purchaser Representative, the Purchaser or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.15(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.15 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a portion of the Merger Consideration in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

9.16 Non-Survival of Representations, Warranties. Except for the representation and warranty set forth in Section 4.3(c)(v) which shall survive for a period of three (3) from the Closing, the representations and warranties of the Company and the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Purchaser pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Purchaser in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.17 Legal Representation. The Parties agree that, notwithstanding the fact that Weil, Gotshal & Manges LLP (“Weil”) may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Weil will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Weil’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Weil of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of Weil with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party

ARTICLE X

DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials, except as modified in the definition of Company Cash in Section 10 of this Agreement in the calculation of Net Debt.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, and (ii) the aggregate amount of the exercise prices for all Company Stock under vested in the money Company Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing.

“Allocation Schedule” means a schedule, dated as of the Closing Date, setting forth for each Company Stockholder, (i) the name and payment instructions for such Company Stockholder, (ii) the number of shares of Company Common Stock held as of the Closing Date by such Company Stockholder (after giving effect to the Company Convertible Securities Conversion), and (iii) the number of Escalation Shares such Company Stockholder would be entitled to in accordance with Section 1.18.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or other individual service provider or terminated employee or other service provider of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as may be amended or modified from time to time including, in each case, any rules or regulations promulgated thereunder (including any analogous provisions under state and local Law).

“Change of Control” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than the Purchaser, the Surviving Corporation or any of their respective subsidiaries or a parent company of the Purchaser resulting from a merger, consolidation, reorganization or other business combination), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in the Purchaser, the Surviving Corporation or any of their respective subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the board of directors of the Purchaser immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of the Purchaser, the Surviving Corporation or any of their respective subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of the Purchaser or the Surviving Corporation to any person).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Cash” means, as of the Reference Time for the calculation of Net Debt and as of January 4, 2023, for the calculation of Net Debt Target, the aggregate cash and cash equivalents (other than Restricted Cash) of the Target Companies on hand or in bank accounts, including deposits in transit, and, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time. Subject to the following sentence, with respect to the Reference Time, Company Cash shall include the amount of gross proceeds of any Unassisted Permitted Company Equity Issuance. In the event that any portion of the gross proceeds from any Unassisted Permitted Company Equity Issuance is used to pay all or any portion of the liabilities set forth in Schedule 1.17, then the amount of gross proceeds from any Unassisted Permitted Company Equity Issuance that is included in this definition of Company Cash at the Reference Time shall be reduced by a like amount. For the avoidance of doubt, Company Cash shall not include the amount of any Pre-Closing Milestone Adjustment Amount.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the NRS, prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Options, SAFES, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into, or exchangeable for, including convertible notes, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means Calidi Biotherapeutics Inc. 2016 Equity Incentive Plan and the Calidi Biotherapeutics Inc. 2019 Equity Incentive Plan.

“Company IP” means all Owned Intellectual Property and all Licensed Intellectual Property.

“Company Option” means an option to purchase Company Stock that was granted pursuant to a Company Equity Plan.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Securities” means, collectively, the Company Stock, the Company Options and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, the holders of Company Stock as of immediately prior to the Effective Time after giving effect to the Company Convertible Securities Conversion.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, “moral” rights, mask works, copyrights and copyrightable works, and all database and design rights (including all data collections) and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“DGCL” means the Delaware General Corporation Law.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock outstanding immediately prior to the Effective Time (a) after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis and (b) treating all outstanding vested in the money Company Options as if the Company Option had been exercised with cash as of the Effective Time, but excluding any Company Securities described in Section 1.9(b).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than deferred compensation expenses and trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (j) the Tax Liability Amount, and (k) all obligation described in clauses (a) through (j) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all rights, title and interests associated with or arising out of any and all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and any and all similar, corresponding or equivalent intellectual or proprietary rights anywhere in the world.

“Internet Assets” means any and all domain names and domain name registrations and applications for registration therefor, web sites and web addresses and related rights, items and documentation related thereto, and all social media accounts.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of September 9, 2021, and filed with the SEC on September 13, 2021 (File No. 333-259038).

“IPO Underwriter” means Guggenheim Securities, LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Intellectual Property” means any and all rights granted to any Target Company pursuant to a valid and continuing Company IP License to use, sell, license, transfer or assign (as the case may be) or otherwise exploit Intellectual Property.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)—(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any), the failure to (y) obtain the Required Purchaser Stockholder Approval, or (z) arrange the PIPE Investment, shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Consideration” means (i) Two Hundred Fifty Million U.S. Dollars ($250,000,000), (ii)    plus or minus the Net Debt Adjustment set forth in Section 1.13, and subject to Section 1.17, and (iii) plus the Pre-Closing Milestone Adjustment Amount, if any.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies assuming all Indebtedness that is convertible into equity at the Closing has been converted, less (ii) Company Cash, which may be a positive or negative number and in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Net Debt Target” means (i) the aggregate amount of all Indebtedness of the Target Companies assuming all Indebtedness that is convertible into equity at the Closing has been converted, less (ii) Company Cash, which may be a positive or negative number and in each case of clauses (i) and (ii), as of January 4, 2023, on a consolidated basis and as determined in accordance with the Accounting Principles. A calculation of the Net Debt Target is set forth on Schedule 10.1(a) of the Company Disclosure Schedules.

“Non-Redeeming Pro Rata Share” means with respect to each Non-Redeeming Purchaser Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Purchaser Class A Common Stock beneficially owned by such Non-Redeeming Purchaser Stockholder immediately prior to the Redemption Deadline, divided by (ii) the total number of shares of Purchaser Class A Common Stock issued and outstanding immediately prior to the Redemption Deadline.

“NYSE American” means the NYSE American LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by, or exclusively licensed to, any Target Company.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any reissuances, divisionals, provisionals, continuations, continuations-in-part, revisions, renewals, extensions, substitutions, reissues and reexaminations thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Company Equity Issuance” means an offering of Company Common Stock (through SAFEs or otherwise) or Company convertible notes or Preferred Stock convertible in either case into Company Common Stock upon the consummation of the Merger, or any combination thereof, on commercially reasonable price and terms consistent with past practices in an aggregate amount up to $40,000,000 during the Interim Period.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (d) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person, device, or household, in addition to any definition for “personal information” or any similar term provided by applicable Law or by any Target Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pre-Closing Milestone Adjustment Amount” means an amount equal to the aggregate up-front cash payments received by the Company in the Interim Period pursuant to any Pre-Closing Milestone Contracts.

“Pre-Closing Milestone Contract” means a revenue-generating definitive collaboration or out-license Contract involving the Company’s technology entered into by the Company during the Interim Period.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Privacy Laws” means, regardless of jurisdiction (domestic or foreign), any and all applicable Laws, legal requirements and self-regulatory guidelines and binding industry standards relating to the Processing of any Personal Information, and any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Company Common Stock beneficially owned by such Company Stockholder (after giving effect to the Company Convertible Securities Conversion) immediately prior to the Effective Time, divided by (ii) the total number of shares of Company Common Stock issued and outstanding (after giving effect to the Company Convertible Securities Conversion) immediately prior to the Effective Time.

“Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

“Purchaser Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the Purchaser Class A Common Stock and the Purchaser Class B Common Stock.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Forward Purchase Warrants” means the 2,500,000 Purchaser Public Warrants to be issued to Franklin Strategic Series – Franklin Small Cap Growth Fund, a Delaware statutory trust, in a private placement, pursuant to the Amended and Restated Forward Purchase Agreement, dated August 20, 2021 between the Purchaser and Franklin.

“Purchaser Preferred Stock” means preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Warrants” means the private placement warrants that were issued to the Sponsor and to Metric Finance Holdings I, LLC, entitling the holders thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $1.50 per whole share.

“Purchaser Public Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Preference Shares, the Purchaser Common Stock, and the Purchaser Warrants, collectively.

“Purchaser Stockholders” means, collectively, holders of Purchaser Common Stock and Purchaser Preferred Stock.

“Purchaser Trading Price” means the last reported sale price of the shares of Purchaser Common Stock as reported on NYSE American (or the exchange on which the shares of Purchaser Common Stock are then listed) for a period for any 20 days within any 30 consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one-half (1/2) of one (1) Purchaser Public Warrant.

“Purchaser Warrants” means Purchaser Private Warrants, Purchaser Public Warrants and Purchaser Forward Purchase Warrants, collectively.

“Redemption Deadline” means the deadline by which holders of Purchaser Class A Common Stock are required to elect to redeem such shares in accordance with the Purchaser’s Organizational Documents and the Redemption.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Restricted Cash” means all cash and cash equivalents that are not freely useable because they are subject to restrictions or limitations on use or distribution by Law or Contract, including subject to escrow arrangements, or otherwise, including restrictions on dividends and repatriations.

“SAFE(s)” means Simple Agreement for Future Equity using the same form of agreement as the Company has used prior to the Interim Period.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means Allan Camaisa and Scott Leftwich.

“Software” means any computer programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means First Light Acquisition Group, LLC.

“Sponsor-Assisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance, which involves the transfer by Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax Liability Amount” means an amount (not less than $0) determined on a jurisdiction by jurisdiction basis, equal to the sum of (i) all unpaid Tax liabilities of the Company (and its Subsidiaries) for any Pre-Closing Tax Period, calculated as of the end of the Closing Date as if the taxable year of the Company and its Subsidiaries ended on the Closing Date and (ii) the amount of the employer portion of any employment, payroll or social security Taxes with respect to the Pre-Closing Tax Period for which payment has been deferred by the CARES Act or otherwise. The Tax Liability Amount shall be calculated without taking into account any payment of Taxes made after the Reference Time.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secret rights and corresponding rights in Company Confidential Information and other non-public or proprietary information, including formulas, compositions, inventor’s notes, manufacturing and production processes and techniques, testing information, research and development information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), and other identifiers indicating the business or source of goods or services, and other indicia of commercial source or origin, whether registered or unregistered, and all registrations and applications for registration and renewal thereof, and all goodwill associated with any of the foregoing.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, excise, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of November 9, 2020, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“Unassisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance that does not involve the transfer by the Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance.

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
A&R Charter	Recitals
A&R Bylaws	Recitals
Acquisition Proposal	5.6(a)
Adjustment Amount	1.14(d)
Adjustment Amount Determination Date	1.13(a)
Adjustment Amount Holdback	1.13(a)
Agreement	Preamble
Alternative Transaction	5.6(a)
Antitrust Laws	5.9(b)
Articles of Merger	1.2
Assumed Option	1.9(d)
Audited Company Financials	4.7(a)
Business Combination	8.1
CFO	1.14(a)
Closing	2.1
Closing Date	2.1
Closing Statement	1.14(a)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.10(a)
Company Closing Statement	2.3
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)

Term	Section
Company Fundamental Representations	6.2(a)
Company IP Licenses	4.13(a)
Company IT Systems	4.13(f)
Company Material Contract	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Preferred Stock Exchange	1.7
Company Real Property Leases	4.15
Company Registered IP	4.13(a)(i)
Company Written Consent	Recitals
Conversion Ratio	1.8
D&O Indemnified Persons	5.18(a)
D&O Tail Insurance	5.18(b)
Dissenting Shares	1.12
Dissenting Stockholder	1.12
Effective Time	1.2
EGS	9.17
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)
ESPP	5.12(a)
Exchange Agent	1.10(a)
Excluded Share	1.9(b)
Expenses	7.3
Extension	5.3(a)

Extension Expenses	5.3(b)(iv)
FDA	4.26(a)
Federal Securities Laws	5.7
Healthcare Laws	4.26(b)
Healthcare Regulatory Authorities	4.26(a)
HIPAA	4.26(b)
Holdback Escrow Agent	1.13(b)
Incentive Plan	5.12(a)
Independent Expert	1.14(b)
Independent Expert Notice Date	1.14(b)
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
Letter of Transmittal	1.10(a)
Lock-Up Agreement	Recitals
Lost Certificate Affidavit	1.10(d)
Merger	Recitals
Merger Consideration	1.8
Merger Sub	Preamble
Net Debt Calculation Statement	1.12
NRS	Recitals
Objection Statement	1.14(b)
OFAC	3.20(c)
Off-the-Shelf Software	4.13(a)
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
PIPE Investment	5.20
Post-Closing Purchaser Board	5.17(a)
Privacy Requirements	4.13(g)
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Stockholders	8.1
Purchaser	Preamble
Purchaser Closing Statement	2.2

Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Fundamental Changes	6.12(a)
Purchaser Material Contract	3.13(a)
Purchaser Parties	Preamble
Purchaser Representative	Preamble
Purchaser Representative Documents	9.14(a)
Purchaser Stockholder Approval Matters	5.12(a)
Purchaser Special Meeting	5.12(a)
Redemption	5.12(a)
Registration Statement	5.12(a)
Registration Rights Agreement	Recital
Related Person	4.21(a)
Released Claims	8.1
Representative Party	1.14(b)
Required Company Stockholder Approval	Recitals
Required Purchaser Shareholder Approval	6.1(a)
SEC Reports	3.6(a)
Section 409A Plan	4.19(k)
Seller Representative	Preamble
Seller Representative Documents	9.15(a)
Significant Company Holders	Recitals
Specified Courts	9.5
Sponsor Agreement	Recitals
Stockholder Merger Conisderation	1.8
Surviving Corporation	1.1
Tax Treatment	1.4
Top Customers	4.24
Top Suppliers	4.24
Transmittal Documents	1.10(b)

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

Merger Sub:

FLAG MERGER SUB, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: President

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

Exhibit 10.1

Execution Version

January 9, 2023

Calidi Biotherapeutics, Inc.

11011 North Torrey Pines Road, Suite 200

La Jolla, CA 92037

First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

Re:	Business Combination Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to First Light Acquisition Group, Inc. (“FLAG”) and Calidi Biotherapeutics, Inc. (the “Company”) in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among FLAG, the Company, and FLAG Merger Sub, Inc., a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition to the willingness of FLAG to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder (as defined below) thereunder, and the expenses and efforts to be undertaken by FLAG and the Company to consummate the Transactions, FLAG, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to FLAG regarding the manner in which Holder is bound hereunder to vote any shares of Capital Stock which Holder beneficially owns, holds or otherwise has voting power during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Merger, the Ancillary Documents and the Transactions.

1. The undersigned, being a holder of the Capital Stock in such amounts as set forth underneath Holder’s name on the signature page hereto (each, a “Holder”), hereby agrees that, as promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act, the Holder shall duly execute, and become party to, a true and correct copy of an irrevocable written consent to be delivered by the Company to FLAG approving (i) the Merger Agreement and Ancillary Agreements to which the Company is or will be a party and the Transactions (including the Merger) and (ii) any other matters necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement, which consent shall constitute any and all necessary or requisite consent of the Holder to the Transactions under all applicable provisions of the Company’s organizational documents and the NRS.

2. Without limiting the foregoing provisions of paragraph 1, each Holder hereby unconditionally and irrevocably agrees: that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the Transactions, each Holder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of Capital Stock to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of Capital Stock (a) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (c) in favor of any other proposals set forth in the Company’s proxy statement distributed in connection with such meeting, (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in such proxy statement on the dates on which such meetings are held, and (e) against the following actions or proposals: (1) any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (2) (A) any change in the present capitalization of the Company or any amendment of the Company’s amended and restated articles of incorporation (the “Company Charter”), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Company’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Holder under this Letter Agreement, or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions.

3. During the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, each Holder shall not, without the prior written consent of the Company and FLAG, Transfer any shares of Capital Stock, warrants (each, a “Warrant”) to purchase shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her. In the event that (i) any shares of Capital Stock, Warrants or other equity securities of the Company are issued to any Holder after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Capital Stock of, on or affecting the shares of Capital Stock owned by the Holder or otherwise, (ii) any Holder purchases or otherwise acquires beneficial ownership of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof or (iii) any Holder acquires the right to vote or share in the voting of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof (such shares of Capital Stock, Warrants or other equity securities of the Company described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by such Holder shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the Capital Stock or Warrants owned by such Holder as of the date hereof.

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4.

(a) Each Holder agrees that, if the Closing occurs, it shall not Transfer:

(i) with respect to 50% of the shares of Purchaser Common Stock received by such Holder as Merger Consideration, until the earliest to occur of: (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which FLAG completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FLAG’s Public Stockholders having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property (the “6-Month Lock-up Period”);

(ii) with respect to the remaining 50% of the shares of Purchaser Common Stock received by such Holder as Merger Consideration, until the earliest to occur of: (A) twelve months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which FLAG completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FLAG’s Public Stockholders having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property (the “12-Month Lock-up Period”, and together with the 6-month Lock-up Period, the “Lock-up Periods”).

(b) Notwithstanding the provisions set forth in paragraph 4(a)(i) and 4(a)(ii), Transfers of the shares of FLAG Capital Stock that are held by any Holder or any of their permitted transferees (that have complied with this paragraph 4(b)), are permitted (a) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (b) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; and (c) in the case of an individual, pursuant to a qualified domestic relations order; (the transferees referred to in clauses (a) through (c) above are called “Permitted Transferees”); provided, however, that such Permitted Transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

5. Each Holder has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.

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6. As used herein, (i) “Capital Stock” shall mean, collectively, (A) the common stock, par value $0.0001 per share, of the Company, (B) the preferred stock, par value $0.0001 per share, of the Company and (C) the Company Options, SAFES, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company; and (iii) “Transfer” shall mean the (a) sale, transfer or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction described in clauses (a) or (b) is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b). Notwithstanding the foregoing, the term Transfer shall not include a pledge or other hypothecation by Holder of its Capital Stock as collateral in connection with obtaining a loan from a lender, the proceeds of which will be used as a loan to the Company for working capital purposes, or with the consent of the Purchaser Representative for any other purpose. As long as there is no event of default on such loan, the Holder shall retain its voting rights over such Capital Stock.

7. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

8. Except as otherwise expressly provided herein, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the parties hereto and their respective successors, heirs and assigns and permitted transferees.

9. Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10. This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution”, “signed”, “signature” and words of like import in this Agreement or in any certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).

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11. This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend, to the extent permitted by applicable law, that there shall be added as part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

13. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission or other electronic transmission, to the address set forth on the signature page.

14. This Letter Agreement shall terminate on the earliest of (i) the termination of the Merger Agreement and (ii) the expiration of the Lock-up Periods.

15. The Parties hereby agree and acknowledge that: (i) the Company and FLAG, would be irreparably injured in the event of a breach of Holder’s obligations under this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the Company and FLAG shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

16. The Parties hereby agree that the Purchaser Representative (as defined in the Merger Agreement) is a third party beneficiary to this Letter Agreement and the Parties shall not waive any obligations hereunder without the consent of the Purchaser Representative.

[Signature Page Follows]

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Sincerely,

Holder:
Name of Holder: [ ]
By:
Name:
Title:

Number and Type of Company Stock and/or Company Options:
Company Stock:

Company Options:

Address for Notice:
Address:

Telephone No.:

Email:

Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:
Name:
Title:

CALIDI BIOTHERAPEUTICS, INC.

By:
Name:
Title:

[Signature page to Letter Agreement]

Exhibit 10.2

Execution Version

January 9, 2023

Calidi Biotherapeutics, Inc.

11011 North Torrey Pines Road, Suite 200

La Jolla, CA 92037

First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

Re:	Business Combination Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to First Light Acquisition Group, Inc. and Calidi Biotherapeutics, Inc. in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among First Light Acquisition Group, Inc., a Delaware corporation (the “Company”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”) and FLAG Merger Sub, Inc., a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1. Each of the series 1 through 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company (such 15 series collectively, the “Sponsor”), Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”) and each director and officer of the Company (each, an “Insider” and collectively, the “Insiders”) hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the transactions, the Sponsor, Metric and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of Capital Stock to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of Capital Stock (a) in favor of the adoption of the Merger Agreement and approval of the Transactions and all other Purchaser Stockholder Approval Matters (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (c) in favor of any other proposals set forth in the Company’s proxy statement to be filed by the Company with the SEC relating to the Transactions (including any proxy supplements thereto), (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in the Proxy Statement on the dates on which such meetings are held, and (e) against the following actions or proposals:

(1) any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (2) (A) any change in the present capitalization of the Company or any amendment of the Company’s amended and restated certificate of incorporation (the “Company Charter”), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Company’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor, Metric or such Insider under this Letter Agreement, or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions and (ii) not to redeem, elect to redeem or tender or submit any shares of the Capital Stock owned by it, him or her for redemption in connection with such stockholder approval or proposal, or in connection with any vote to amend the Company Charter.

2. During the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, the Sponsor, Metric and each Insider shall not, without the prior written consent of the Company and Calidi, Transfer any Units, shares of Capital Stock, warrants (each, a “Warrant”) to purchase shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her. In the event that (i) any shares of Capital Stock, Warrants or other equity securities of the Company are issued to the Sponsor, Metric or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Capital Stock of, on or affecting the shares of Capital Stock owned by the Sponsor, Metric or any Insider or otherwise, (ii) the Sponsor, Metric or any Insider purchases or otherwise acquires beneficial ownership of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof or (iii) the Sponsor, Metric or any Insider acquires the right to vote or share in the voting of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof (such shares of Capital Stock, Warrants or other equity securities of the Company described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by the Sponsor, Metric or any Insider shall be subject to the terms of this paragraph 2 and paragraph 1 above to the same extent as if they constituted the Capital Stock or Warrants owned by the Sponsor, Metric or any Insider as of the date hereof.

3. (a) Subject to the next succeeding sentence, in order to induce potential investors (“PIPE Investors”) to provide the PIPE Investment, each of the Sponsor and Metric hereby agrees that it will commit to Transfer to such PIPE Investors for no cash or other payment, up to 3,397,155 Private Placement Warrants and 643,951 Founder Shares, in the case of the Sponsor, and 217,886 Founder Shares, in the case of Metric (such Private Placement Warrants and Founder Shares, collectively, the “Incentive Founder Securities”). The potential transfer of such Incentive Founder Securities by the Sponsor and Metric shall be proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares. The obligations of the Sponsor and Metric as set forth in the preceding sentence are subject to (i) the execution and delivery by PIPE Investors and the Company of one or more definitive agreements pursuant to which the PIPE Investors will provide to the Company $40 million of equity financing upon the Closing of the Merger, such definitive agreement(s) to be on terms and conditions acceptable to the Company and Calidi; (ii) the funding of such $40 million

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of equity financing to the Company by the PIPE Investors at the Closing of the Merger; and (iii) approval by the Company and Calidi as to the number of Incentive Founder Securities to be transferred to a PIPE Investor.

(b) Immediately prior to, but conditioned upon, the Closing, each of the Sponsor and Metric hereby agrees to relinquish and waive any and all rights it has to, and shall forfeit, any and all Incentive Founder Securities that it beneficially owns and that are not Transferred to PIPE Investors pursuant to subsection (a). The Incentive Founder Securities that may be forfeited pursuant to this paragraph 3(b), shall be transferred to the Company, without any consideration paid for such Transfer, and cancelled.

4.

(a) With respect to the remaining 2,585,510 Founder Shares that are not Incentive Founder Securities (of which, 1,931,852 Founder Shares are held by the Sponsor and 653,657 Founder Securities are held by Metric), the Sponsor and Metric each agree that, if the Closing occurs, it shall not Transfer:

(i) 1,292,755 Founder Shares (of which, 965,926 Founder Shares are held by the Sponsor and 326,829 Founder Shares are held by Metric) (or shares of Common Stock issuable upon conversion thereof) until the earliest to occur of: (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Shares 6-Month Lock-up Period”);

(ii) 1,292,755 Founder Shares (of which, 965,926 Founder Shares are held by the Sponsor and 326,829 Founder Shares are held by Metric) (or shares of Common Stock issuable upon conversion thereof) until the earliest to occur of: (A) twelve months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Shares 12-Month Lock-up Period”, and together with the Founder Shares 6-month Lock-up Period, the “Founder Shares Lock-up Period”).

(b) Notwithstanding the provisions set forth in paragraph 4(a)(i) and 4(a)(ii), Transfers of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor or Metric or any of their permitted transferees

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(that have complied with this paragraph 4(b)), are permitted (a) to the Company’s officers, directors or employees, any affiliates or family members of any of the Company’s officers, directors or employees, any members or employees of any series of the Sponsor, or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; and (e) in the case of Metric, to any affiliate of Metric (the transferees referred to in clauses (a) through (e) above are called “Permitted Transferees”); provided, however, that in the case of clauses (a) through (e), these Permitted Transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

5. The Sponsor, Metric and each Insider has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement and, as applicable, to serve as an officer and/or a director on the board of directors of the Company and hereby consents to being named in the Prospectus as an officer and/or a director of the Company.

6. As used herein, (i) “Capital Stock” shall mean, collectively, the Common Stock and the Founder Shares; (ii) “Founder Shares” shall mean the shares of the Company’s Class B common stock, par value $0.0001 per share, owned by the Sponsor and Metric. As of the date hereof, the Sponsor holds 2,575,803 Founder Shares and Metric holders 871,543 Founder Shares; (iii) “Private Placement Warrants” shall mean the Warrants issued to the Sponsor to purchase up to 2,583,333 shares of Common Stock of the Company by the Sponsor and 813,822 shares of Common Stock of the Company by Metric; (iv) “Public Stockholders” shall mean the holders of securities issued in the Public Offering; and (v) “Transfer” shall mean the (a) sale, transfer or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction described in clauses (a) or (b) is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

7. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

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8. Except as otherwise expressly provided herein, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the parties hereto and their respective successors, heirs and assigns and permitted transferees.

9. Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10. This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution”, “signed”, “signature” and words of like import in this Agreement or in any certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).

11. This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend, to the extent permitted by applicable law, that there shall be added as part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

13. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission or other electronic transmission, to the address set forth on the signature page.

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14. This Letter Agreement shall terminate on the earliest of (i) the termination of the Merger Agreement and (ii) the expiration of the Founder Shares Lock-up Periods.

15. Parties hereto hereby agree and acknowledge that: (i) the Company and Calidi, would be irreparably injured in the event of a breach of its, his or her obligations under this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the Company and Calidi shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

[Signature Page Follows]

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Sincerely,

SPONSOR:

FIRST LIGHT ACQUISITION GROUP, LLC

By: FLAG Sponsor Manager, LLC, on behalf of Series 1 through Series 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company

By:	/s/ William J. Weber
Name:	William J. Weber
Title:	Managing Member

METRIC:

METRIC FINANCE HOLDINGS I, LLC

By:	/s/ Michael Constantino
Name:	Michael Constantino
Title:	Chief Financial Officer

INSIDERS:

By:	/s/ Michael Ruettgers
Name:	Michael Ruettgers

By:	/s/ William Fallon
Name:	William Fallon

By:	/s/ Jeanne Tisinger
Name:	Jeanne Tisinger

By:	/s/ Thomas A. Vecchiolla
Name:	Thomas A. Vecchiolla

By:	/s/ Michael J. Alber
Name:	Michael J. Alber

[Signature page to Letter Agreement]

Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name:	Thomas Vecchiolla
Title:	Chief Executive Officer

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name:	Allan Camaisa
Title:	Chief Executive Officer

[Signature page to Letter Agreement]

Exhibit 10.3

Final Form

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT (this “Agreement”), dated as of [__], 2022, is made and entered into by and among [New Calidi], a Delaware corporation (the “Company”), each of the undersigned series 1 through 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company (such 15 series collectively, the “Sponsor”), Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”, together with the Sponsor and any person or entity deemed an “Existing Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, an “Existing Holder” and, collectively, the “Existing Holders”), and the undersigned who are listed as New Holders on the signature pages hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on September 9, 2021, the Company, the Sponsor, Metric and certain other parties thereto entered into that certain Registration Rights and Shareholder Rights Agreement (the “Existing Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 9, 2023, by and among the Company, FLAG Merger Sub, Inc., a Nevada corporation, Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”) and the other parties thereto;

WHEREAS, in connection with the closing of the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth in the Merger Agreement and the other Ancillary Agreements, the New Holders were issued shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), in each case, in such amounts and subject to such terms and conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to Section 6.6 of the Existing Agreement, any of the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined therein) of at least a majority-in-interest of the Registrable Securities (as defined therein) at the time in question; and

WHEREAS, the Company, Sponsor and the other parties to the Existing Agreement desire to amend and restate the Existing Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Common Stock” shall have the meaning given in the Recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Agreement” shall have the meaning given in the Recitals.

“Existing Holders” shall have the meaning given in the Preamble.

“Form S-1” shall mean Form S-1 or any similar long-form registration statement that may be available at such time.

“Form S-3” shall have the meaning given in subsection 2.2.1.

“Founder Shares” shall mean all shares of Class B Common Stock, par value $0.0001, of the Company (including shares of Class A Common Stock of the Company issuable upon conversion thereof).

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Holders” shall mean the Existing Holders, the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Lock-Up Period” shall mean, (A) with respect to fifty percent (50%) of the Company Common Stock held by the Holders, the period ending on the earliest of (x) six months after the date hereof, (y) subsequent to the date hereof, the date on which the last reported sale price of the shares of Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (z) subsequent to the date hereof, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Company Common Stock for cash, securities or other property and (B) with respect to the remaining fifty percent (50%) of the Company Common Stock held by the Holders, the period ending on the earliest of (x) twelve months after the date hereof, (y) subsequent to the date hereof, the date on which the last reported sale price of the shares of Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (z) subsequent to the date hereof, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Company Common Stock for cash, securities or other property.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.2.

“Merger Agreement” shall have the meaning given in the Recitals.

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“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean any person or entity to whom a Holder is permitted to Transfer such securities prior to the expiration of the applicable Lock-Up Period as set forth in subsection 3.6.2.

“Piggyback Registration” shall have the meaning given in subsection 2.1.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares (including any shares of Company Common Stock or other equivalent equity security issued or issuable upon the conversion of any such Founder Shares or exercisable for shares of Company Common Stock), (b) shares of Company Common Stock issued to a New Holder as consideration pursuant to the Merger, (c) shares of Company Common Stock issuable upon vesting, settlement, or exercise of restricted stock units, performance stock units, options, warrants, or other rights held by a New Holder and (d) any other equity security of the Company issued or issuable with respect to any such Company Common Stock by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations, including as to manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the shares of Company Common Stock are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

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(F) in an Underwritten Offering or other offering involving an Underwriter, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Takedown Requesting Holders initiating an Underwritten Shelf Takedown, not to exceed $50,000 without the consent of the Company (not to be unreasonably withheld, conditioned or delayed).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Restricted Shares” shall have the meaning given in subsection 3.6.1.

“Rule 415” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean a registration statement filed pursuant to subsection 2.2.1.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.2.2.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.2.3.

“Transfer” shall mean a registration statement filed pursuant to subsection 3.6.1.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.2.3.

ARTICLE 2

REGISTRATIONS

2.1 Piggyback Registration.

2.1.1 Piggyback Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into equity securities of the Company or (v) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) business days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such

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Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.1.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.1.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.2.3.

2.1.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration (other than Underwritten Shelf Takedown), in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the shares of Company Common Stock that the Company desires to sell, taken together with (i) the shares of Company Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant Section 2.1 hereof, and (iii) the shares of Company Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Company Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1 hereof, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”) exercising its rights to register its Registrable Securities pursuant to subsection 2.1.1 hereof, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Company Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Company Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Company Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Company Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

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2.1.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.1.3.

2.2 Shelf Registrations.

2.2.1 Initial Registration. The Company shall use commercially reasonable efforts to, within thirty (30) days after the date hereof, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this Section 2.2.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this Section 2.2.1 shall be a shelf registration statement on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.2.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this Section 2.2.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this Section 2.2.1, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this Section 2.3.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made). In the event the Company files a Shelf on Form S-1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a shelf registration statement on Form S-3 (“Form S-3”) as soon as practicable after the Company is eligible to use Form S-3.

2.2.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding or if the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf) and correct any such Misstatement, and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities including on such Shelf (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective and available for use to permit the Holders named therein to sell their Registrable Securities included therein, and in compliance with the provisions of the Securities Act until such time

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as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of a Holder shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such Registrable Securities to be so covered once annually after inquiry of the Holder. The Company’s obligation under this Section 2.2.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.2.3 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, following the expiration of the applicable Lock-Up Period, the Sponsor and the Significant Company Holders (each, a “Takedown Requesting Holder”) may request to sell all or any portion of its Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggy-back securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10,000,000, and the Company is eligible to use the Registration Statement for such Underwritten Shelf Takedown. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown (the “Takedown Request Notice”). The Takedown Request Notice shall specify the approximate number of Registrable Securities to be sold in the Underwritten Shelf Takedown. Within five (5) calendar days after receipt of any Takedown Request Notice, the Company shall give written notice of the requested Underwritten Shelf Takedown (the “Takedown Offer Notice”) to all other Holders and, subject to the provisions of Section 2.2.4 hereof, shall include in the Underwritten Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein within three (3) calendar days after sending the Takedown Offer Notice, pursuant to written contractual piggy-back registration rights of such holder (including to those set forth herein). The Sponsor shall have the right to select the underwriter(s) for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed. The Sponsor and the Significant Company Holders may demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.2.3 in any six (6)-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering, subject to the provisions of Section 2.1.

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Sponsor and the Takedown Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Sponsor and the Takedown Requesting Holders (if any) desire to sell, taken together with all other shares of Company Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Sponsor that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Company Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Company Common Stock or other equity securities of the Takedown Requesting Holders, if any, that can be sold without exceeding the Maximum Number of Securities, determined Pro Rata based on the respective number of Registrable Securities that each Takedown Requesting Holder has so requested to be included in such Underwritten Shelf Takedown.

2.2.5 Withdrawal. The Sponsor shall have the right to withdraw from an Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown prior to the public announcement of such Underwritten Shelf Takedown. If so withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the Sponsor for purposes of subsection 2.2.3, unless either (i) the Sponsor has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Sponsor reimburses the

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Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Takedown Requesting Holders, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Takedown Requesting Holder has requested be included in such Underwritten Shelf Takedown). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to and including a withdrawal under this subsection 2.2.5, unless the Sponsor elect to pay such Registration Expenses pursuant to clause (ii) of this subsection 2.2.5.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock agrees that it shall not Transfer any equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

ARTICLE 3

COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, in a timely manner:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until the earlier of (a) all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or (b) the termination of this Agreement;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities

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included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus other than by way of a document incorporated by reference (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4) furnish a copy thereof to each seller of such Registrable Securities or its counsel, excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering or a sale by a placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders, Underwriter, placement agent or sales agent to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, placement agent, sales agent attorney or accountant in connection with the Registration; provided, however, that such representatives, Underwriters, placement agents, sales agents, attorneys or accountant enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, that the Company will not include the name of any Holder or any information regarding any Holder not participating in such sale pursuant to such Registration unless required by the Commission or any applicable law, rules or regulations;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering or a sale by a placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

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3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 otherwise use its commercially reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), and which requirement will be deemed satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act (or any successor rule promulgated thereafter by the Commission);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.2.3, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a Registration and an Underwriter.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration. No person may participate in any Underwritten Offering or other offering involving a Registration and an Underwriter for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such arrangements.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons

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beyond the Company’s control, (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities, and in each case maintain the confidentiality of such notice and its contents. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this subsection 3.4.2.

3.4.3 Subject to subsection 3.4.4, if (i) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred twenty (120) days (or such shorter time as the managing Underwriters may agree) after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective or maintain the effectiveness of the applicable Registration Statement, or (ii) pursuant to subsection 2.2.3, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.2.3.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to subsection 3.4.3 shall be exercised by the Company, in either case, for not more than sixty (60) consecutive calendar days or more than one hundred twenty (120) total calendar days during any twelve (12)-month period.

3.4.5 Notwithstanding anything to the contrary set forth herein, the Company shall not be required provide any Holder with any material, nonpublic information regarding the Company other than to the extent that providing notice to such Holder hereunder constitutes material, nonpublic information regarding the Company.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Company Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Transfer Restrictions.

3.6.1 During the applicable Lock-Up periods, the Holders shall be subject to the Transfers Restriction set forth in (i) Section 4 of the Amended and Restated Sponsor Agreement, dated as of January 9, 2023, by and among FLAG, Calidi, the Sponsor, Metric and the insiders party thereto and (ii) the Voting and Lock-Up Agreement, dated as of January 9, 2023, by and among FLAG, Calidi and the Holders (as defined therein) party thereto, as applicable.

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ARTICLE 4

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement, which (a) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (b) includes a statement or admission of fault and culpability on the part of such indemnified party or (c) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the Transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

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4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [-], with copy to: [-], and, if to any Holder, at such Holder’s address or facsimile number as set forth on such Holder’s signature page hereto. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the applicable Lock-Up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement.

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5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.5 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements (including the Existing Agreement), representations, understandings, negotiations and discussions between the parties, whether oral or written.

5.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.7 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; and provided, further, that the Company may waive the lockup restrictions as set forth in Section 3.6.2. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.10 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

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5.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.12 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.13 Additional Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder, to the extent necessary for the Company to make determinations hereunder.

5.14 Term. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date of this Agreement and (ii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article 4 shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

[FIRST LIGHT ACQUISITION GROUP, INC.]

By:

Name:
Title:

[Signature Page to A&R Registration Rights Agreement]

HOLDERS:

FIRST LIGHT ACQUISITION GROUP, LLC
By: FLAG Sponsor Manager, LLC

By:

Name:
Title:

Address for Notice:

Address:

Telephone No.:

Email:

[Signature Page to A&R Registration Rights Agreement]

METRIC FINANCE HOLDINGS I, LLC

By:

Address:

Address for Notice:

Address:

Telephone No.:

Email:

[Signature Page to A&R Registration Rights Agreement]

FRANKLIN STRATEGIC SERIES – FRANKLIN SMALL CAP GROWTH FUND

By:

Address:

Address for Notice:

Address:

Telephone No.:

Email:

[Signature Page to A&R Registration Rights Agreement]

NEW HOLDERS:

[__]
By: [__]

[__]
[__]

Address for Notice:

Address:

Telephone No.:

Email:

[Signature Page to A&R Registration Rights Agreement]

Exhibit 99.1

Calidi Biotherapeutics and First Light

Acquisition Group (FLAG) Announce Merger

Agreement to Create a Publicly Listed, Clinical-Stage

Biotechnology Company Utilizing Stem

Cell-Based Platforms to Revolutionize

Oncolytic Virotherapies

-Total gross proceeds from transaction, before payment of transaction expenses, expected to be up to $82 million assuming no redemptions, combining a possible PIPE financing of up to $40 million and up to $42 million held in First Light trust account

- Cash resources will fund Calidi’s NeuroNova (CLD-101) and SuperNova (CLD-201) development programs into the 1st half of 2025 through multiple clinical milestones

-Calidi’s novel platform addresses a critical obstacle in traditional oncolytic virotherapy, overcoming virus inactivation through allogeneic stem cell delivery mechanism to successfully target a wide range of cancers, including high-grade gliomas and solid tumors

-Business combination expected to be completed in the second quarter of 2023; combined company expected to be listed on the NYSE American under the ticker “CLDI”

LA JOLLA, CALIF. and Reston, VA, January 9, 2023 (GLOBE NEWSWIRE) – Calidi Biotheraputics, Inc. (“Calidi” or the “Company”), a clinical-stage biotechnology company that is pioneering the development of allogeneic cell-based delivery of oncolytic viruses, and First Light Acquisition Corp (“FLAG”) (NYSE American: FLAG), a special purpose acquisition company organized to acquire or merge with one or more businesses, today announced they have entered into a definitive merger agreement to create a public company focused on developing oncolytic viral therapies with stem cell-based delivery platforms to treat a wide range of cancers with significant unmet needs. Upon closing of the transaction, anticipated to occur in the second quarter of 2023, the combined company will be named Calidi Biotherapeutics, Inc. and led by Allan Camaisa, CEO and Chairman of the Board. In addition, the combined company’s common stock intends to list on the NYSE American under the ticker “CLDI.”

Calidi Biotherapeutics is revolutionizing the clinical development of first-in-class allogenic stem cell-based delivery platforms to protect, deliver, and potentiate oncolytic viruses for the treatment of cancer. Calidi’s technology directly addresses a critical obstacle in traditional oncolytic virotherapy, overcoming the oncolytic virus inactivation by a patient’s immune system through an allogeneic stem cell delivery mechanism to successfully target a wide range of cancers, including high-grade gliomas (HGG) and solid tumors. Calidi’s pipeline includes two “off-the-shelf” clinical programs, NeuroNova (CLD-101) and SuperNova (CLD-201), which utilize allogeneic stem cell technologies loaded with either vaccinia virus or adenovirus, being developed in partnership with leading research institutions.

“We are excited to partner with FLAG which we believe will accelerate our ability to bring life-changing therapies to patients, pairing our first-in-class, allogeneic stem cell-based technology with strategic partnering opportunities, to advance our goal of revolutionizing cancer treatment,” said Allan Camaisa, CEO and Chairman of the Board of Calidi Biotherapeutics. “This business combination positions us well as we build upon the momentum generated to date from our NeuroNova and SuperNova platforms, which have the potential to overcome the limitations of first-generation oncolytic virus therapies. Furthermore, the merger will allow us to leverage FLAG’s comprehensive network in both the private and public sectors, capital markets and operational experience, and successful track record addressing missions of U.S. national and global importance. We believe recent legislative progress supporting federal funding for new cancer treatments provides an immediate opportunity to showcase our combined synergy, where our strong backgrounds align with a shared goal of bringing novel therapeutic options to cancer patients in need.”

“We are very pleased to announce this merger with Calidi Biotherapeutics as their differentiated technology shows potential to enable improved quality of care, extend survival, and lower cost of treatment in a market with a high unmet need,” said Tom Vecchiolla, CEO of FLAG. “Our goal is to invest in people and technologies that address the most important priorities and to deliver results with national and global effect. We believe that Calidi’s innovative technology offers a differentiated immuno-oncology solution with a proprietary allogeneic stem cell-based universal delivery system that harnesses the potential of oncolytic viruses to address therapeutic needs in hard-to-treat cancers.”

The transaction includes gross proceeds of up to $42 million in trust with FLAG (assuming no redemptions by existing FLAG shareholders). The parties will attempt to arrange a PIPE Investment from institutional investors of up to $40 million.

Net proceeds from the transaction are expected to provide Calidi with capital into the first half of 2025 to advance its pipeline of therapeutic candidates through multiple clinical milestones, including:

•

NeuroNova (CLD-101): allogeneic neural stem cells loaded with an oncolytic adenovirus for the treatment of HGG. A completed open-label, Phase 1, dose-escalation clinical trial in patients with newly diagnosed high-grade gliomas demonstrated that CLD-101 was well tolerated and showed promising preliminary clinical results of efficacy.

In August 2022, City of Hope received U.S. Food and Drug Administration (FDA) authorization to proceed with another Phase 1 physician-sponsored clinical trial that will use Calidi’s CLD-101 platform in patients with recurrent HGG. The trial will assess the safety and tolerability of administering serial doses of CLD-101 in adult patients with recurrent histologically confirmed HGG (WHO grade III or IV). Secondary endpoints will evaluate treatment efficacy, including progression-free and overall survival as well as any immune response. Interim clinical results are expected in the first half of 2024.

•

SuperNova (CLD-201): allogeneic adipose-derived mesenchymal stem cells (AD-MSC) loaded with tumor-selective CAL1 oncolytic vaccinia virus for the treatment of advanced metastatic solid tumors. A previously conducted physician-sponsored clinical trial using autologous adipose-derived stromal cells demonstrated that CLD-201 was well tolerated and showed early signs of efficacy in 24 patients with advanced solid tumors and two patients with acute myeloid leukemia (AML).

In December 2022, Calidi was awarded $3.1 million from the California Institute for Regenerative Medicine (CIRM) to support the clinical development of CLD-201 through an Investigational New Drug (IND) application, which the company anticipates submitting in the second half of 2023. Additionally, Calidi expects interim results from a CLD-201 Phase 1 trial in the first half of 2024.

•	Proceeds from the transaction are also expected to support expansion of Calidi’s stem cell-based delivery platforms into additional indications

Key Transaction Terms

Upon closing of the business combination (the “Business Combination”), shareholders of Calidi (assuming the conversion of all derivative securities other than unvested options) will be entitled to receive 25,000,000 shares of FLAG common stock, subject to adjustments and after the closing, shareholders of Calidi may be entitled up to 18,000,000 additional shares of FLAG common stock (the “Escalation Shares”) during a five year period with incremental releases of 4,500,000 shares if the trading price of FLAG common stock is $12, $14, $16 and $18 for a period for any 20 days within any 30 consecutive day trading period. Furthermore, holders of FLAG Class A common stock who do not redeem their shares may be entitled to their pro rata portion of up to an additional 2,000,000 shares of FLAG common stock during a five-year period with incremental releases of up to 500,000 shares if the trading price of FLAG common stock is $12, $14, $16 and $18 for a period for any 20 days within any 30 consecutive day trading period. Assuming no redemptions of shares of FLAG by its public shareholders and a possible PIPE Investment from institutional investors of up to $40 million, Calidi expects to have cash and cash equivalents, prior to transaction expenses, of up to $82 million and an anticipated pro forma enterprise valuation of approximately $335 million.

The boards of directors of Calidi and FLAG unanimously approved the proposed transaction, which is anticipated to close in the second quarter of 2023. The closing of the transaction is subject to the approval of FLAG shareholders, regulatory approval, a minimum cash condition of $15 million, after the payment of transaction expenses, and the satisfaction or waiver of certain other customary closing conditions.

A Current Report on Form 8-K, filed by FLAG with the Securities and Exchange Commission (SEC), will provide additional information about the proposed business combination and will be available on the SEC’s website at www.sec.gov. In addition, FLAG intends to file a registration statement on Form S-4 with the SEC, including a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC.

Advisors

Lewis Brisbois Bisgaard & Smith LLP acted as legal counsel to Calidi. Weil, Gotshal & Manges LLP acted as legal counsel to FLAG.

About Calidi Biotherapeutics

Calidi Biotherapeutics is a clinical-stage immuno-oncology company with proprietary technology that is revolutionizing the effective delivery and potentiation of oncolytic viruses for targeted therapy against difficult-to-treat cancers. Calidi Biotherapeutics is advancing in clinical development a potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications. Calidi’s off-the-shelf, universal cell-based delivery platforms are designed to protect, amplify, and potentiate oncolytic viruses currently in development leading to enhanced efficacy and improved patient safety. Calidi Biotherapeutics is headquartered in La Jolla, California. For more information, please visit calidibio.com.

About First Light Acquisition Group

First Light Acquisition Group is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. The company is sponsored by a group of former industry and federal leaders with extensive experience operating public companies and organizations in highly regulated industries, and is led by Thomas Vecchiolla, Chief Executive Officer of FLAG.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination with FLAG; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, any private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

FLAG intends to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

For Calidi:

Stephen Jasper

Gilmartin Group

stephen@gilmartinir.com

For First Light Acquisition Corp.:

Marybeth Wootton

ir@firstlightacquisition.com

Exhibit 99.2

CALIDI BIOTHERAPEUTICS

www.calidibio.com

January 2023

January 2023 www.calidibio.com Revolutionizing Cancer Therapies with a Durable and Systemic Antitumor Immune Response Utilizing Allogeneic Ethical Stem Cell-Based Platforms to Deliver and Potentiate Oncolytic Therapies Exhibit 99.2

Forward-Looking Statements and Legal Disclaimer Page Presentation Disclaimer This presentation (the “Presentation”) is for informational purposes only with respect to the proposed business combination between First Light Acquisition Group, Inc., a Delaware special purpose acquisition corporation (“FLAG”) and Calidi Biotherapeutics, Inc., a Nevada corporation (together with its subsidiaries and divisions, “Calidi”), and which we refer to as the “Business Combination.” This Presentation does not purport to be all-inclusive and does not constitute or involve any recommendation with respect to the voting, purchase or sale of any security or as to any other matter by FLAG, Calidi or any other person. This Presentation has been prepared by Calidi and Calidi is solely responsible for its contents. FLAG and Calidi expressly disclaim any and all liability for representations, expressed or implied, contained in, or for omissions from, this Presentation or any other written or oral communication transmitted to any interested party in the course of its evaluation of the Company. Only those particular representations and warranties that may be made by Calidi in a definitive written agreement, when and if one is executed, and subject to such limitations and restrictions as may be specified in such agreement, shall have any legal effect. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, the Company makes no representation or warranty with respect to the accuracy of such information. This Presentation does not purport to contain all of the information that may be required to evaluate the Business Combination. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax, financial or legal advice. No representation or warranty, express or implied, is or will be given by the Company or FLAG or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, neither the Company nor FLAG nor any of their respective affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this Presentation and any such liability is expressly disclaimed. Additional Information and Where to Find It FLAG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190. Forward-Looking Information This Presentation contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidiwill be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Forward-Looking Statements and Legal Disclaimer (continued) Page Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination with FLAG; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, any private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”) and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of the Company to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG. This Presentation concerns pharmaceuticals that are in development and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). No representation is made as to the safety or effectiveness of any of the products in development, nor for any products which may have applications pending before the FDA. Any trademarks, service marks, trade names and copyrights of the Company, FLAG and other companies contained in this Presentation are the property of their respective owners. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither FLAG nor Calidi is undertaking any obligation to provide any additional information or to update or revise any forward-looking statements whether as a result of new information, future events or otherwise and any such responsibility or liability is expressly disclaimed. You should not take any statement regarding past trends, activities or performance as a representation that the trends, activities or performance will continue in the future. Accordingly, you should not put undue reliance on these statements. This Presentation is not intended to constitute, and should not be construed, as investment advice. Participants in the Solicitation FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC. An investment in connection with Calidi or the Business Combination is not an investment in any of FLAG’s sponsor’s, management team’s or strategic advisors’ past investments, companies or funds affiliated with them. The historical results of these persons, investments, companies, funds or affiliates are no guarantee of future performance. No Offer or Solicitation This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

First-In-Class Allogeneic Stem Cell Based Oncolytic Platforms Page Increase survival rate and therapeutic efficacy in patients suffering from a wide variety of cancers through targeted delivery of allogeneic stem cells loaded with oncolytic viruses (OV) Provide safe and tolerable therapeutic options for cancer patients that improve quality of life and reduce frequency of treatments Leverage first-in-class platform to drive partnerships with big pharma, government and academia to streamline development pathways Using proprietary and scalable, commercially viable state-of-the-art OV and cell-based delivery platforms Calidi’s Vision Harnessing the power of Allogeneic Stem Cells to Deliver and Potentiate Oncolytic Virotherapies

Synergistic Teams: First Light Acquisition Group & Calidi Biotherapeutics

FirstLight ACQUISITION GROUP

- Significant Experience with High-Growth Organizations
- Decades of Experience, Identifying and Executing on Strategic Transactions
- Seeking Disruptive, Next-Gen Technology for Accelerated Growth
- Vast Public Sector Experience Serving Missions of Global Importance
- Operating and Investing Track Record Across Highly Regulated Industries

CALIDI BIOTHERAPEUTICS

- Public Market Experience and Readiness
- Management Team with Track Record of Creating Shareholder Value
- First-in-Class Allogeneic Stem Cell-Based Platforms to Deliver and Potentiate Oncolytic Therapies
- Multiple Revenue Sources with Significant Partnership Opportunities
- Commercially Viable Manufacturing

CALIDI BIOTHERAPEUTICS
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Synergistic Teams: First Light Acquisition Group & Calidi Biotherapeutics Page Public Market Experience and Readiness Commercially Viable Manufacturing Multiple Revenue Sources with Significant Partnership Opportunities First-in-Class Allogeneic Stem Cell-Based Platforms to Deliver and Potentiate Oncolytic Therapies Management Team with Track Record of Creating Shareholder Value Seeking Disruptive, Next-Gen Technology for Accelerated Growth Decades of Experience, Identifying and Executing on Strategic Transactions Vast Public Sector Experience Serving Missions of Global Importance Significant Experience with High-Growth Organizations Operating and Investing Track Record Across Highly Regulated Industries Accelerating the ability to bring life-changing therapies to market more quickly with first-in-class technology and strategic partnering opportunities

Transaction Overview

Key Transaction Terms

Illustrative Post-Transaction Ownership[1]

0% Redemption

11%
10%
14%
64%

75% Redemption

12%
11%
7%
70%

■ Calidi Shareholders ■ FLAG Public Shareholders ■ Anticipated PIPE Shareholders ■ FLAG Sponsor Shareholders

	Redemption Scenarios	
Illustrative Pro Forma Valuation[2]	**0%**	**75%**
Redemption Price	**$10.00**	**$10.00**
Pro Forma Shares Outstanding (mm)	38.9	35.8
Pro Forma Equity Value	**$389**	**$358**
(+) Existing Net Debt [3]	3	3
(-) New Cash to Balance Sheet	(69)	(38)
Pro Forma Enterprise Value	**$323**	**$323**
Illustrative Sources and Uses		
Sources		
FLAG Cash in Trust	$41	$10
Calidi Biotherapeutics Equity Rollover	250	250
Anticipated PIPE Investment	40	40
Total Sources	**$331**	**$300**
Uses		
Calidi Biotherapeutics Equity Rollover	$250	$250
Cash to Equityholders	0	0
Cash to Balance Sheet	69	38
Fees & Expenses[4]	12	12
Total Uses	**$331**	**$300**

CALIDI BIOTHERAPEUTICS

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Key Transaction Terms Page Excludes earn-out of the existing Calidi shareholders and redemption recapture shares. Excludes the impact from potential dilution from FLAG public warrants and private placement warrants or any potential new awards under any combined company new equity incentive plan. Includes adjustment of 1.44 million founder shares transferred to investors at the time of FLAG’s IPO. Pro forma valuation at $10.10 per share. Net debt calculated as of January 4, 2023. Does not include convertible notes which will convert to equity at the time of business combination. Includes professional services fees (legal, accounting, audit and DD), IR/PR fees and D&O insurance tail-end coverage premium. Deferred underwriting fees have been waived. Does not include potential PIPE fees. Illustrative Post-Transaction Ownership(1) Total gross proceeds from Transaction, before payment of transaction expenses, expected to be up to $82 million assuming no redemptions, combining a possible PIPE financing of up to $40 million and up to $42 million held in First Light trust account FLAG to seek up to $40 million PIPE financing. FLAG’s Sponsor to offer 100% of its private placement warrants and up to 25% of its currently available founder shares to potential PIPE investors, or otherwise forfeit such securities Minimum cash condition of $15 million of available cash at closing In the five year period following closing, Calidi shareholders entitled up to 18 million additional shares of FLAG common stock with incremental releases of 4.5 million shares if the trading price of FLAG common stock is $12, $14, $16 and $18 for a period for any 20 days within any 30 consecutive day trading period FLAG public stockholders who do not redeem their shares may be entitled to their pro rata portion of up to an additional 2 million shares of FLAG common stock to be earned upon the achievement of the above price targets 0% Redemption 75% Redemption Calidi Shareholders FLAG Public Shareholders FLAG Sponsor Shareholders Anticipated PIPE Shareholders Transaction Overview

Executive Team with Proven Track Record

Allan Camaisa
Chairman & CEO

PARALLEL6
PRA Health Sciences
snapIoT
labcorp

George Ng
President & Chief Operations Officer

sorrento THERAPEUTICS
SPECTRUM PHARMACEUTICALS

David Sans, PH.D.
Chief Corporate Development Officer

Pfizer
NOVARTIS

NIH NATIONAL CANCER INSTITUTE
GENELUX
UC San Diego Moores Cancer Center

Stephen Thesing
Chief Business Officer

anakam enabling the masses
HiPaaS
VERITAS

Wendy Pizarro, Esq.
Chief Administrative Officer & Chief Legal Officer

DLA PIPER
HARVARD LAW SCHOOL

Scripps Research
Universitat de Barcelona

Tony Kalajian
Acting CFO

LINEAGE CELL THERAPEUTICS
ONCOCYTE

Amish Patel, PH.D.
Vice President of Technical Operations

emergent biosolutions
PaxVax

CALIDI BIOTHERAPEUTICS

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Executive Team with Proven Track Record Allan Camaisa Chairman & CEO Boris Minev, M.D. President, Medical & Scientific Affairs, Acting CMO Antonio Santidrian, PH.D. SVP, Global Head of R&D Stephen Thesing Chief Business Officer Wendy Pizarro, Esq. Chief Administrative Officer & Chief Legal Officer Amish Patel, PH.D. Vice President of Technical Operations George Ng President & Chief Operations Officer Tony Kalajian Acting CFO David Sans, PH.D. Chief Corporate Development Officer Page

Board of Directors with Deep Biopharma Expertise

Allan Camaisa
Chairman of the Board

PARALLEL6
HIGH-TECH SOLUTIONS
anakam™ enabling the masses

Scott Leftwich
Vice Chairman of the Board

InterMedHx
CEP Community Education Partners
anakam™ enabling the masses

George Ng
Director

biodelivery sciences
ALPHARMA Pharmaceuticals
SPECTRUM PHARMACEUTICALS
sorrento THERAPEUTICS

Dr. Heehyoung Lee
Director

City of Hope
lumebio
MOFFITT CANCER CENTER
Hanmi

James Schoeneck
Director

Prometheus Biosciences
bci
ACTIVX
FibroGen

Alfonso Zulueta
Director

Lilly
CTS Your Partner in Smart Solutions
efpia
Syneos Health

CALIDI BIOTHERAPEUTICS
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Board of Directors with Deep Biopharma Expertise Page Dr. Heehyoung Lee Director James Schoeneck Director Alfonso Zulueta Director Allan Camaisa Chairman of the Board Scott Leftwich Vice Chairman of the Board George Ng Director

Calidi Board of Advisors

Bernie Fox, Ph.D.
Immunology Laboratory
Providence Cancer Institute

PROVIDENCE Cancer Institute

W.K. Alfred Yung, M.D.
Professor, Neuro-Oncology at MD Anderson Cancer Center

THE UNIVERSITY OF TEXAS MD Anderson Cancer Center

NORTHWESTERN UNIVERSITY

Karen Aboody, M.D.
Professor, Department of Stem Cell Biology, City of Hope Cancer Center

City of Hope
RESEARCH · TREATMENT · CURES

NIH NATIONAL CANCER INSTITUTE

CALiDi BIOTHERAPEUTICS

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Calidi Board of Advisors Maciej (Matt) S Lesniak, MD Chair, Department of Neurological Surgery Bernie Fox, Ph.D. Page

Page Unprotected Oncolytic Virus Active Oncolytic Viruses Rapid inactivation by immune system Inactivated Oncolytic Viruses Challenges with Naked OV Therapy Naked oncolytic viruses are quickly eliminated by the patient’s immune system, leading to limited therapeutic potential Calidi’s Solution Stem cell loaded with Oncolytic Viruses (OV) Stem cell protects and amplifies OV Successfully Targeted Tumor Allogeneic Oncolytic Virus-Loaded Stem Cells Tumor is Untouched Allogeneic Stem Cells Protect, Amplify, Deliver and Potentiate OV’s Calidi’s Allogeneic Stem Cell Platforms Calidi Overcomes the Obstacles to Oncolytic Viral Therapy

Differentiated, Wholly-Owned Pipeline Targeting Multiple Cancer Indications

Cancer indications

Product	Program	Target Indications	Discovery	Non-clinical studies	Phase 1	Phase 2	Pivotal Trial	Partner
CLD-101	**NeuroNova1**	Newly Diagnosed High Grade Glioma	Entering Phase 1b/2					NIH National Cancer Institute; Northwestern University
	NeuroNova2	Recurrent High Grade Glioma	Entering Phase 1					CIRM; City of Hope
CLD-201	**SuperNova1**	Advanced Solid Tumors (TNBC, Melanoma, Head and Neck)	FDA Pre-IND – Planned Phase 1					CIRM
CLD-202	**SuperNova Next-Gen** (multiple payloads. MOA: undisclosed)	Metastatic Solid Tumors						
Other Indications								
CLD-301	**AAA** (Adult Allogeneic Adipose-derived stem cells)	Multiple Indications						

CALIDI BIOTHERAPEUTICS

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Differentiated, Wholly-Owned Pipeline Targeting Multiple Cancer Indications Multiple partnership opportunities to potentiate and deliver other existing OV’s, combination therapies and joint development of next generation therapies Cancer indications Product Program Target Indications Discovery Non-clinical studies Phase 1 Phase 2 Pivotal Trial Partner CLD-101 NeuroNova1 Newly Diagnosed High Grade Glioma NeuroNova2 Recurrent High Grade Glioma CLD-201 SuperNova1 Advanced Solid Tumors (TNBC, Melanoma, Head and Neck) CLD-202 SuperNova Next-Gen (multiple payloads. MOA: undisclosed) Metastatic Solid Tumors Entering Phase 1b/2 Entering Phase 1 FDA Pre-IND – Planned Phase 1 Other Indications CLD-301 AAA (Adult Allogeneic Adipose-derived stem cells) Multiple Indications Page

First-in-Class Platform With Significant Growth Potential Page Calidi’s allogeneic stem cell-based delivery platform enables scalable licensing model, driving revenue opportunities Potential to license stem-cell based delivery platform to develop new therapies targeting cancers with significant unmet need Potential to rapidly bring new products addressing a wide range of cancers to market quickly and grow revenue streams Accelerated R&D stage, expedited time to market Broad application: Platform compatible with numerous oncolytic viruses Leverage partner’s expertise and infrastructure to develop, significantly reducing cash burn Multiple development programs in house CLD-101 CLD-201

Rapidly Growing OV Market With High Unmet Medical Needs Page Sources: (*) Oncolytic Virus Immunotherapy Market Size is Predicted to Hit US$ 2.4 Billion by 2030 | BioSpace (**) Types of Cancer | Cancer.Net (***) Oncology Cancer Drugs Market Size is projected to reach USD (globenewswire.com) 6-8 approved OVs (2030F) $2.4B* (2030F) Rapidly growing OV market with high unmet needs $150M* (2021) 40 assets in OV Clinical pipeline Differentiated technology with early signals of efficacy; additional data needed to show clinical differentiation vs. competitor base 1 approved OV (2021) 5-6 key OV Competitors Large total addressable market across current indications of focus: Melanoma, GBM, TNBC, H&N ~56k patients across all Calidi indications** (U.S. only) $9-11B*** (U.S. TAM) Development Risks Comparable to all other clinical stage OVs biotech companies

12
10
8
6
4
2
0
$0.5-1B
$2.5-3.5B
$2-2.5B
$3.5-4.5B
$9-11B
Melanoma *
~3.6K
TNBC*
~17K
GBM*
~12K
Head & Neck *
~23K
2022E
~56K
Projected Patients

Sources: (*) Cancer Types | Cancer Resources | American Cancer Society

CALIDI BIOTHERAPEUTICS

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Calidi’s Target Indications with Estimated Annual TAM of $9B+ Page Sizable TAM given Calidi’s target indications (Melanoma, TNBC, GBM,H&N) Sources: (*) Cancer Types | Cancer Resources | American Cancer Society $9-11B $3.5-4.5B $2-2.5B $2.5-3.5B $0.5-1B Projected Patients Calidi U.S. total addressable market (2022E) Billions of USD ~3.6K ~17K ~12K ~23K ~56K Assuming annual pricing similar to other I/O therapies (e.g., Checkpoint Inhibitors).

Sen. John McCain

Sen. Ted Kennedy

Beau Biden

Dan Case

Glioblastoma Multiforme Treatment Market Size 2021 to 2030
US$ Billion
$10.2
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
© Vision Research Reports

Source: The National Brain Tumor Society
Vision Research Report Link

CALiDi BIOTHERAPEUTICS
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HGG - Most Common and Aggressive Brain Cancer at Age 60 Survival rates for patients with High Grade Glioma (HGG) have shown no improvement in the last 30 yrs. 24,500 patients were diagnosed in the US with tumors of the central nervous system in 2022, 48% of the patients will be advanced HGG (Glioblastoma Multiforme) and the five-year survival rate will be 6.8%, and average length of survival for a diagnosed patient will be 8 months. Among the European 5 countries, the UK had the highest incident population of GBM, followed by France and Italy. And Spain had the lowest incident population. The HGG market to reach $10.2 Bn in 2030 with an anticipated CAGR of 12.8% during forecast period 21-30 $300k to $450k treatment cost 300,000 cases WW every year Vision Research Report Link Source: The National Brain Tumor Society Page

CLD-101: NeuroNova Platform Overview & Phase 1 Trial Design

Survivin promoter
E1 gene

Adenovirus (CRAd-S-pk7) for NeuroNova

Neural Stem Cells
Ability to cross blood-brain barrier and glioma tropism
Re-engineered Oncolytic Adenoviruses
Ability to target chemo- and radio-resistant glioma cells
Neural Stem Cells that deliver Oncolytic Adenoviruses
Can cross blood-brain barrier
Exhibit glioma tropism
Can target resistant gliom cells

Trial Objectives:

CALIDI BIOTHERAPEUTICS
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CLD-101: NeuroNova Platform Overview & Phase 1 Trial Design Trial Objectives: To determine the safety and toxicity profile and the maximum tolerated dose To determine the best tumor response using the iRANO criteria, estimate survival outcomes in patients and evaluate quality of life while on treatment To evaluate blood immune responses and cytokine profiles and to determine whether survival rates correlated with extent of immune response Page Adenovirus (CRAd-S-pk7) for NeuroNova Amplifies selectively in HGG tumor cells Radiation treatment upregulates Survivin expression Calidi’s manufacturing of virus-loaded Neural Stem Cells is proprietary, scalable, reproducible and commercially viable

<u>CLD-101</u>: Significant Published Clinical Results

THE LANCET
Oncology
Volume 22 · Issue 8 · August 2021
www.thelancet.com/oncology
Jawad Fares, Atique U Ahmed, Ilya V Ulasov, Adam M Sonabend, Jason Miska, Catalina Lee-Chang, Irina V Balyasnikova, James P Chandler, Jana Portnow, Matthew C Tate, Priya Kumthekar, Rimas V Lukas, Sean A Grimm, Ann K Adams, Charles D Hébert, Theresa V Strong, Christina Amidei, Victor A Arrieta, Markella Zannikou, Craig Horbinski, Hui Zhang, Kirsten Bell Burdett, David T Curiel, Sean Sachdev, Karen S Aboody, Roger Stupp, Maciej S Lesniak

Agent:

Methods:

Results:

CALIDI BIOTHERAPEUTICS

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Neural Stem Cell Delivery of an Oncolytic Adenovirus in Newly Diagnosed Patients with Malignant Glioma: A First-in-Human, Phase 1 Clinical Trial (Lancet Oncology, 2021 Aug;22(8):1103-1114) Agent: CLD-101 (NSC-CRAd-S-pk7): Neural stem cells loaded with CRAd-S-pk7 - a chimeric adenoviral vector containing a pk7 fiber modification and a survivin promoter driving E1A replication Methods: After neurosurgical resection, NSC/CRAd-S-pk7 was injected into the walls of the resection cavity. Within 10-14 days, treatment with temozolomide and radiotherapy was initiated Results: Treatment with NNV1 (NSC-CRAd-S-pk7) was safe and tolerable Treatment achieved favorable therapeutic outcomes in patients with newly diagnosed malignant glioma: best overall response saw one patient responding partially to treatment, another progressing, and 10 with stable disease The median progression-free survival was 9.05 months, and the median overall survival was 18.4 month Importantly, in the subset of patients with glioma containing an unmethylated MGMT promoter, the median progression-free survival and overall survivals were 8.8 vs. 5.3 months and 18 vs. 12.7 months, respectively CLD-101: Significant Published Clinical Results Page

Reasons to Believe

Neural Stem Cells Deliver, Protect and Potentiate Oncolytic Viruses

Neural Stem Cells
CLD CALiDi 101
Neural Stem Cells that deliver Oncolytic Adenoviruses
Ability to cross blood-brain barrier and glioma tropism
Re-engineered Oncolytic Adenoviruses
Can cross blood-brain barrier
Exhibit glioma tropism
Can target resistant gliom cells
Ability to target chemo- and radio-resistant glioma cells

Partner Validation:

NIH National Cancer Institute · CIRM California's Stem Cell Agency · City of Hope · Northwestern University

Reasons to Advance

THE LANCET
Oncology
Overall survival (%)
100
75
50
25
0
0
6
12
18
24
30
36
Time since surgery (months)

Reasons for Speed

Urgent Unmet Need:

CLD-101 is safe, feasible and has favorable outcomes

CLD-101 is compatible with combination therapies

CALiDi BIOTHERAPEUTICS

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CLD-101: Highlights of First-in-Class NeuroNova1 Platform for HGG Reasons to Believe Reasons to Advance Reasons for Speed Neural Stem Cells Deliver, Protect and Potentiate Oncolytic Viruses Our immortalized stem cell line is scalable, allogeneic, off-the-shelf and universal. No need to change donor Improved PFS and OS in unmethylated HGG: The Lancet Oncology Journal, June 2021. Median progression-free survival and overall survivals (OS) were 8.8 vs. 5.3 months (SOC) and 18.0 vs. 12.7 months (SOC), respectively*. Establishes CALIDI as First-in-Class Therapy with potential for superior Survival in HGG Malignant High-Grade-Glioma (HGG) is the most common and lethal primary brain tumor, with dismal survival rates and no effective treatment Urgent Unmet Need: 14K patients/yr newly diagnosed in the US with HGG. Median survival is only 12 to 15 months for patients (WHO stage IV) ** CLD-101 is safe, feasible and has favorable outcomes CLD-101 is compatible with combination therapies GMP product is manufactured and ready for advanced clinical trials Source (*): Hegi et al. N Engl J Med; 352:997-1003, 2005 (**) Wen PY, Kesari S,N Engl J Med; 359(5), 492–507 (2008). Partner Validation: Page

CLD-201: SuperNova Platform: Allogeneic Stem Cells loaded with CAL1 Virus Successfully determined the safety and toxicity profile and the maximum tolerated dose Successfully determined the best tumor response, estimated survival outcomes in patients and evaluated quality of life while on treatment Successfully evaluated presence of viral particles in patients' blood over time, blood immune responses and cytokine profiles and to determine whether survival rates correlated with viral presence in blood samples Strong indications of efficacy observed Page Not a serious human pathogen Safely used as a vaccine for smallpox Key natural attenuations improve tumor selectivity Highly cytolytic for most tumor types Large insertion capacity allows cloning of therapeutic payloads Vaccinia Virus (CAL1) for SuperNova Trial Results Safety study completed with Autologous Stem Cells loaded with CAL1 Virus

Patient Case: Patient #SI01-021 Day 52 post-treatment Day 194 post-treatment: complete response Age/Sex: 70/M Diagnosis: Metastatic Head & Neck SCC Stage IV_B Injected tumor was previously resistant to chemo- and radio-therapy Day 17 post-treatment Day 45 post-treatment Durable Tumor Regression and Survival Autologous SuperNova: Positive Results in Combination With Checkpoint Inhibitor Primary objective - Safety: There were no treatment-related side effects Secondary objective, Response and Patient Survival: 43 days after treatment the patient received Opdivo (anti-PD-1 treatment) and 76 days after treatment the patient received local radiation therapy 194 days post treatment the previously resistant tumor had fully regressed Source: Minev, et al. Journal of Translational Medicine (2019) 17:271 previously resistant tumor has fully regressed Page

Patient Case: Patient #SI01-047 Age/Sex: 68/M Diagnosis: Thyroid Papillary Carcinoma Stage IV Day 85 post-treatment: tumor has fully regressed Day 30 post-treatment Day 65 post-treatment Durable Tumor Regression and Survival Autologus SuperNova: Positive Results in Combination With Checkpoint Inhibitor Source: Minev, et al. Journal of Translational Medicine (2019) 17:271 Primary objective - Safety: There were no treatment-related side effects Secondary objective, Response and Patient Survival: 36 hours after treatment, patient received Ipilimumab (anti-CTLA-4), by 85 days tumor fully regressed Page

CLD-201: SuperNova Development Pathway Page CLD-201 – (allogeneic AD-MSC-delivering CAL1 oncolytic virus) Phase 1 study for the treatment of solid tumors (metastatic breast/ melanoma/head and neck) cGMP Final Drug Product Manufacturing to be completed in 3Q 2023, Phase 1 initiation in 2H 2023 CLD-201 Phase 1 interim clinical results anticipated in 1H 2024 Next Steps Pre-IND meeting held 2Q 2021

Development of Allogeneic Cell-Based Product

Population doubling
Days in culture
0
10
20
30
40
50
60
70
80
0
20
40
60
80

Scaled-up VP-001 cells maintained:

- Genetic stability
- Identity
- Biological activity at thawing

CALIDI BIOTHERAPEUTICS
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New manufacturing protocols offer the potential to generate quadrillions of doses of stem cells from a single donor 1 single donor can be used for multiple indications, clinical development programs and commercialization Calidi owns 8 allogeneic adult adipose (AAA)-derived stem cell (AD-MSC) banks + 1 NSC Allogeneic GMP Master cell bank p2 (VP01), is used in several clinical trials to treat patients with COVID-19-induced acute respiratory distress syndrome (ARDS) (Pivotal trial ongoing via partnership) VP-001 is avaliable for additional partnerships VP-001 GMP master cell bank p2 proliferation/scalability profile Scaled-up VP-001 cells maintained: Genetic stability Identity Biological activity at thawing Development of Allogeneic Cell-Based Product Page

Broad IP Protection Across All Clinical Programs in Development

Program	Patent Family	Status
Tropic Cell-Based Virotherapy for the Treatment of Cancer	Use of Neural Stem Cells to Deliver Oncolytic Adenovirus	Two US Issued Patents, One Pending
Smallpox Vaccine for Treatment of Cancer	Use of Adipose Derived Stromal Cells (Autologous & Allogeneic) to Deliver Oncolytic Viruses	Allowance in 4 significant territories
Combination Immunotherapy Approach for Treatment of Cancer	Use of Stem Cells and Oncolytic Viruses, in Combination with Immunotherapies	Allowance in 11 significant territories
Enhanced Systems for Cell Mediated Oncolytic Viral Therapy	Methods to Potentiate and Deliver Naturally Occurring and Armed Viruses Using Stem Cells	Filed in 2018, Pending territories
Cell-Based Vehicle for Potentiation of Viral Therapy	New Genetically Modified Cell Delivery Vehicles Improving Potency	Filed in 2018, Pending territories

CALIDI BIOTHERAPEUTICS
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Broad IP Protection Across All Clinical Programs in Development Allogeneic Adipose Tissue-derived and Neural Stem Cell Platforms for Delivery of Oncolytic Viruses Tropic Cell-Based Virotherapy for the Treatment of Cancer Smallpox Vaccine for Treatment of Cancer Combination Immunotherapy Approach for Treatment of Cancer Enhanced Systems for Cell Mediated Oncolytic Viral Therapy Cell-Based Vehicle for Potentiation of Viral Therapy Two US Issued Patents, One Pending Allowance in 4 significant territories Allowance in 11 significant territories Filed in 2018, Pending territories Filed in 2018, Pending territories Page Use of Neural Stem Cells to Deliver Oncolytic Adenovirus Use of Adipose Derived Stromal Cells (Autologous & Allogeneic) to Deliver Oncolytic Viruses Use of Stem Cells and Oncolytic Viruses, in Combination with Immunotherapies Methods to Potentiate and Deliver Naturally Occurring and Armed Viruses Using Stem Cells New Genetically Modified Cell Delivery Vehicles Improving Potency

Two Differentiated Stem Cell Platforms Large Target Markets in Areas of High Unmet Need Cutting Edge Stem Cell Manufacturing Processes Three Clinical Development Programs Page 1 2 4 3 CLD-101: Neural stem cell (NSC) product candidates loaded with oncolytic adenovirus CLD-201: Allogeneic Adipose-derived Mesenchymal Stem Cells (AD-MSC) loaded with oncolytic vaccinia virus First CLD-101 programs target HGG, with a well-defined regulatory pathway and accelerated approval potential CLD-201 trials will focus on multiple solid tumor types (Triple Negative Breast Cancer, Head & Neck, Metastatic Melanoma) CLD-101: Phase1 trial in newly diagnosed HGG - COMPLETED; Phase 1b trial initiating 1H 2023 CLD-101: Phase 1 trial in recurrent HGG - initiating 1H 2023 CLD-201: Phase 1 trial in solid tumor indications (Triple Negative Breast, Head & Neck, Metastatic Melanoma) 2H 2023 Scalable, cost-efficient manufacturing platform and GMP-grade adipose-derived allogeneic stem cell bank and NSC bank sufficient to support commercial launch Opportunity to license cell bank products Calidi Biotherapeutics is a clinical-stage biopharmaceutical company revolutionizing oncolytic viral therapies with stem cell-based platforms Investment Highlights